UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated January 29, 2026

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland
(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Nokia Corporation Financial Report for Q4 2025 and full year 2025
•	Report for Q4 and full year 2025

1 STOCK EXCHANGE RELEASE 29 January 2026

Nokia Corporation

Financial Statement Release

29 January 2026 at 08:00 EET

Nokia Corporation Financial Report for Q4 2025 and full year 2025

Fourth quarter in-line with expectations

•	Q4 comparable net sales grew 3% y-o-y on a constant currency and portfolio basis (+2% reported) with growth in both Network Infrastructure and Mobile Networks.

•	Q4 comparable gross margin expanded 90bps y-o-y to 48.1%, benefiting from strong product mix offsetting a lower contribution from Nokia Technologies. Reported gross margin declined 120bps to 44.9% due to higher restructuring related charges in the fourth quarter.

•	Q4 comparable operating margin decreased 90bps y-o-y to 17.3% due to growth investments in Network Infrastructure including the integration of Infinera. Reported operating margin decreased 560bps to 8.8% due to higher restructuring.

•	Q4 comparable diluted EPS for the period of EUR 0.16; reported diluted EPS for the period of EUR 0.10.

•	Q4 free cash flow of EUR 0.2 billion, net cash balance of EUR 3.4 billion.

•	Full year 2025 net sales grew 2% y-o-y on a constant currency and portfolio basis (+3% reported). Comparable operating profit was EUR 2.0 billion and free cash flow was EUR 1.5 billion, equating to FCF conversion of 72%. Full year results are within Nokia's prior guidance. Comparable diluted EPS of EUR 0.29 reported diluted EPS of EUR 0.12.

•	Board proposes dividend authorization of EUR 0.14 per share.

•	Nokia introduces financial guidance for 2026 and targets EUR 2.0 to 2.5 billion of comparable operating profit.

This is a summary of the Nokia Corporation Financial Report for Q4 and full year 2025 published today. Nokia only publishes a summary of its financial reports in stock exchange releases. The summary focuses on Nokia Group's financial information as well as on Nokia's outlook. The detailed, segment-level discussion will be available in the complete financial report hosted at www.nokia.com/financials. Investors should not solely rely on summaries of Nokia's financial reports and should also review the complete reports with tables.

JUSTIN HOTARD, PRESIDENT AND CEO, ON Q4 AND FULL YEAR 2025 RESULTS

In the following quote, net sales comments and growth rates are referring to comparable net sales and are on a constant currency and portfolio basis. References to margins are related to Nokia's comparable reporting.

Our fourth quarter performance was in line with our expectations, reflecting disciplined execution across the business. Fourth quarter net sales grew 3% to reach EUR 6.1 billion and we generated full year operating profit of EUR 2.0 billion, slightly above the mid-point of our guidance. I want to thank Team Nokia for their disciplined execution and commitment in delivering these results.

2 STOCK EXCHANGE RELEASE 29 January 2026

Network Infrastructure delivered 7% net sales growth in the fourth quarter including 17% growth in Optical Networks. Order intake was strong across Optical and IP Networks, with book-to-bill remaining above one, driven by demand from AI & Cloud customers. Optical is a critical component of the infrastructure required to support AI at scale, and we are investing with a long-term view. In IP Networks, we made further progress as we work to expand our presence inside the data center which supported the order intake. In the quarter Fixed Networks was flat but this reflected growth in fiber optical line terminals of 16% offset by softness in parts of the portfolio we are de-prioritizing.

Across our mobile-related businesses we remained focused on profitability and disciplined execution. Mobile Networks net sales grew by 6% in Q4 and were flat for the full year. Cloud and Network Services declined 4% in the quarter. Net sales grew 6% for the full year against a market that declined 2% while also delivering 5 points of operating margin expansion driven by our cloud-native core networks. In Nokia Technologies we continued to execute well and maintained a contracted net sales run-rate of EUR 1.4 billion.

During 2025, we repositioned Nokia to sharpen execution and focus on where we see the greatest long-term opportunities. We strengthened our portfolio with the acquisition of Infinera, and set a clear strategy for Nokia for how AI is fundamentally changing the role of networks. We communicated this at our Capital Markets Day and announced the simplification of our operating model into Network Infrastructure and Mobile Infrastructure from the start of 2026.

At the start of 2026, our Mobile Infrastructure segment brought together Core Software, Radio Networks and Technology Standards. This structure is designed to sharpen accountability, improve profitability, and position the business for long-term technology leadership. While near-term demand is driven by 5G technologies and we see promise for OpenRAN, we are also investing to lead in the transition towards AI-native networks and 6G. We believe the NVIDIA partnership we announced in Q4 helps position us favorably to lead this transition.

We believe AI is a long-term structural shift that is expanding the role of networks as intelligence moves beyond data centers into real-world systems. Networks will require performance, security and reliability to support everything from large language models to intelligent agents, augmented reality devices and autonomous robots. Our focus is to deliver these trusted AI-native networks, enabling broad AI adoption, supporting increased productivity and delivering sustainable growth over time.

Looking ahead to 2026, our focus is on disciplined execution to capture growth in AI & Cloud, and increase efficiency while building a high performance culture across Team Nokia. We have fewer, clearer priorities, a simplified operating model, and a strategy we are executing with speed and accountability.

In financial terms – we target EUR 2.0 to 2.5 billion of comparable operating profit in 2026. We see strong demand trends in Network Infrastructure as we ramp new products expanding our presence in AI & Cloud and invest for long-term growth. In Mobile Infrastructure we see a stable market environment and are focused on efficiency and improving profitability. Overall, we expect 2026 will show clear progress towards the long-term targets that we laid out at our Capital Markets Day in November.

Justin Hotard

President and CEO

3 STOCK EXCHANGE RELEASE 29 January 2026

FINANCIAL RESULTS

EUR million (except for EPS in EUR)	Q4'25	Q4'24	YoY change		Q1-Q4'25	Q1-Q4'24	YoY change
Reported results
Net sales	6 125	5 983	2%		19 889	19 220	3%
Gross margin %	44.9%	46.1%	(120	)bps	43.5%	46.1%	(260	)bps
Research and development expenses	(1 375)	(1 136)	21%		(4 855)	(4 512)	8%
Selling, general and administrative expenses	(880)	(784)	12%		(3 073)	(2 872)	7%
Operating profit	540	861	(37)%		885	1 970	(55)%
Operating margin %	8.8%	14.4%	(560	)bps	4.4%	10.2%	(580	)bps
Profit from continuing operations	534	746	(28)%		638	1 711	(63)%
Profit/(loss) from discontinued operations	10	67	(85)%		22	(427)
Profit for the period	544	813	(33)%		660	1 284	(49)%
EPS for the period, diluted	0.10	0.15	(33)%		0.12	0.23	(48)%
Net cash and interest-bearing financial investments	3 378	4 854	(30)%		3 378	4 854	(30)%
Comparable results
Net sales	6 130	5 983	2%		19 904	19 220	4%
Constant currency and portfolio YoY change			3%				2%
Gross margin %	48.1%	47.2%	90	bps	45.1%	47.1%	(200	)bps
Research and development expenses	(1 250)	(1 129)	11%		(4 614)	(4 298)	7%
Selling, general and administrative expenses	(685)	(633)	8%		(2 485)	(2 405)	3%
Operating profit	1 058	1 086	(3)%		2 024	2 584	(22)%
Operating margin %	17.3%	18.2%	(90	)bps	10.2%	13.4%	(320	)bps
Profit for the period	882	977	(10)%		1 595	2 175	(27)%
EPS for the period, diluted	0.16	0.18	(11)%		0.29	0.39	(26)%

Business group results	Network Infrastructure		Mobile Networks		Cloud and Network Services		Nokia Technologies		Group Common and Other
EUR million	Q4'25	Q4'24	Q4'25	Q4'24	Q4'25	Q4'24	Q4'25	Q4'24	Q4'25	Q4'24
Net sales	2 407	2 031	2 502	2 545	837	940	384	463	6	6
YoY change	19%		(2)%		(11)%		(17)%		0%
Constant currency and portfolio YoY change	7%		6%		(4)%		(14)%		0%
Gross margin %	44.6%	45.4%	40.1%	37.3%	57.9%	51.4%	100.0%	99.8%
Operating profit/(loss)	397	398	283	201	237	222	250	356	(110)	(91)
Operating margin %	16.5%	19.6%	11.3%	7.9%	28.3%	23.6%	65.1%	76.9%

SHAREHOLDER DISTRIBUTION

Dividend

The Board of Directors proposes that the Annual General Meeting 2026 authorizes the Board to resolve on the distribution of an aggregate maximum of EUR 0.14 per share to be paid in respect of the financial year 2025. The authorization would be used to distribute dividend from the retained earnings and/or assets from the reserve for invested unrestricted equity in four installments during the authorization period, in connection with the quarterly results, unless the Board decides otherwise for a justified reason.

4 STOCK EXCHANGE RELEASE 29 January 2026

Under the current authorization by the Annual General Meeting held on 29 April 2025, the Board of Directors may resolve on the distribution of an aggregate maximum of EUR 0.14 per share to be paid in respect of financial year 2024.

On 29 January 2026, the Board resolved to distribute a dividend of EUR 0.03 per share. The dividend record date is 3 February 2026 and the dividend will be paid on 12 February 2026. The actual dividend payment date outside Finland will be determined by the practices of the intermediary banks transferring the dividend payments.

Following this announced distribution of the fourth installment and executed payments of the previous installments, the Board has no remaining distribution authorization.

OUTLOOK

Full Year 2026
Comparable operating profit(1),(2)	EUR 2.0 billion to EUR 2.5 billion

1 Please refer to Alternative performance measures section in Nokia Corporation Financial Report for Q4 and full year 2025 for a full explanation of how this term is defined.

2 Outlook is based on a EUR:USD rate of 1.18 for full year 2026.

The outlook, underlying outlook assumptions and Nokia's long-term target and KPIs are forward-looking statements subject to a number of risks and uncertainties as described or referred to in the Risk Factors section later in this release.

Along with Nokia's official outlook targets provided above, Nokia provides the below new additional assumptions that support the group level financial outlook for 2026.

	Full year 2026	Comment
Q1 Seasonality		Historic seasonality has been a 24% q-o-q decline in Nokia's net sales excluding Nokia Technologies. Considering the above normal seasonality seen in Q4 2025, Nokia currently expects Q1 2026 net sales to decline somewhat more than normal seasonality with an operating margin only slightly higher than the prior year.
Network Infrastructure net sales growth	6 - 8%	Nokia expects net sales growth in Network Infrastructure in 2026 consistent with it's long-term target of 6-8% CAGR. Growth in combined IP and Optical Networks is expected to also be consistent with the long-term target to grow 10-12% in 2026.
Comparable financial income and expenses	Positive EUR 50 to 150 million
Comparable income tax rate	~26-27%	Nokia's effective tax rate remains sensitive to geographic mix. Considering the geographic mix expected in 2026, Nokia expects a slight increase in its effective tax rate.
Cash outflows related to income taxes	EUR 500 million
Capital expenditures	EUR 900 - 1 000 million	Nokia expects higher capital expenditures in 2026 primarily related to investments in additional manufacturing capacity to support the growth outlook in Optical Networks. Nokia is also investing in real estate renewal projects impacting capex.
Free cash flow conversion from comparable operating profit	55% to 75%	FCF conversion will be influenced by customer payment timing, evolution of regional demand and capex timing.
Recurring gross cost savings	EUR 400 million	Related to ongoing cost savings program and not including Infinera-related synergies.
Restructuring and associated charges related to cost savings programs	EUR 250 million	Related to ongoing cost savings program and not including Infinera-related synergies.
Restructuring and associated cash outflows	EUR 450 million	Related to ongoing cost savings program and not including Infinera-related synergies.

5 STOCK EXCHANGE RELEASE 29 January 2026

LONG-TERM FINANCIAL TARGET AND KPIs

At its Capital Markets Day on 19 November 2025, Nokia introduced a new long-term financial target for the business separate to Nokia's official annual financial guidance described above.

Full year 2028
Comparable operating profit(1),(2)	EUR 2.7 billion to EUR 3.2 billion

1 Please refer to Alternative performance measures section in Nokia Corporation Financial Report for Q4 and full year 2025 for a full explanation of how terms are defined.

2 Financial target is based on a EUR:USD rate of 1.17 which was the effective exchange rate at the time of Nokia's Capital Markets Day.

Nokia also introduced a series of strategic KPIs which best illustrate the expected outcomes of Nokia’s strategy. These KPIs for the business are not part of the group level financial target.

Net sales growth in Network Infrastructure	Nokia targets 6-8% net sales CAGR during 2025-2028. This includes a 10-12% target for the combined Optical Networks and IP Networks.
Network Infrastructure operating margin	13% to 17% by 2028
Mobile Infrastructure gross margin	48-50% by 2028
Mobile Infrastructure operating profit	Grow from a base of EUR 1.5 billion
Group common and other operating expenses	EUR 150 million operating expenses down from the current EUR 350 million run-rate by 2028.
Free cash flow conversion	Nokia targets to deliver free cash flow conversion from comparable operating profit of between 65% and 75%.

ADDITIONAL TOPICS

Simplifying Nokia’s operating structure in China

In Q4 2025 Nokia took full ownership of its joint venture (Nokia Shanghai-Bell) in China which gives the company greater flexibility to manage its operations in the region. Considering Nokia's prior ownership share and decision-making rights, the business has already been fully consolidated in Nokia's financial results. The transaction led to a net cash outflow in Q4 of EUR 0.5 billion, which largely equates to the portion of net cash in the joint venture not owned by Nokia. As part of the integration and alignment to Nokia's global operating model, Nokia expects to be able to deliver approximately EUR 200 million of synergies with integration costs of approximately EUR 350-400 million over a period of 24 to 36 months.

RISK FACTORS

Nokia and its businesses are exposed to a number of risks and uncertainties which include but are not limited to:

•	Competitive intensity, which is expected to continue at a high level as some competitors seek to take share;
•	Changes in customer network investments related to their ability to monetize the network or opportunities related to AI and data center growth;
•	Our ability to ensure competitiveness of our product roadmaps and costs through additional R&D investments;
•	Our ability to procure certain standard components and the costs thereof, such as semiconductors;
•	Disturbance in the global supply chain;
•	Impact of inflation, increased global macro-uncertainty, major currency fluctuations, changes in tariffs and higher interest rates;
•	Potential economic impact and disruption of global pandemics;
•	War or other geopolitical conflicts, disruptions and potential costs thereof;
•	Other macroeconomic, industry and competitive developments;
•	Timing and value of new, renewed and existing patent licensing agreements with licensees;

6 STOCK EXCHANGE RELEASE 29 January 2026

•	Results in brand and technology licensing; costs to protect and enforce our intellectual property rights; on-going litigation with respect to licensing and regulatory landscape for patent licensing;
•	The outcomes of on-going and potential disputes and litigation;
•	Our ability to execute, complete, successfully integrate and realize the expected benefits from transactions;
•	Timing of completions and acceptances of certain projects;
•	Our product and regional mix;
•	Uncertainty in forecasting income tax expenses and cash outflows, over the long-term, as they are also subject to possible changes due to business mix, the timing of patent licensing cash flow and changes in tax legislation, including potential tax reforms in various countries and OECD initiatives;
•	Our ability to utilize our Finnish deferred tax assets and their recognition on our balance sheet;
•	Our ability to meet our sustainability and other ESG targets, including our targets relating to greenhouse gas emissions;

as well the risk factors specified under Forward-looking statements of this release, and our 2024 annual report on Form 20-F published on 13 March 2025 under Operating and financial review and prospects-Risk factors.

FORWARD-LOOKING STATEMENTS

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, projects, programs, product launches, growth management, licenses, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of potential global pandemics, geopolitical conflicts and the general or regional macroeconomic conditions on our businesses, our supply chain, the timing of market changes or turning points in demand and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash flows, cost savings, the timing of receivables, operating expenses, provisions, impairments, tariffs, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, value creation, revenue generation in any specific region, and licensing income and payments; D) ability to execute, expectations, plans or benefits related to transactions, investments and changes in organizational structure and operating model; E) impact on revenue with respect to litigation/renewal discussions; and F) any statements preceded by or including "anticipate", “continue”, “believe”, “envisage”, “expect”, “aim”, “will”, “target”, “may”, “would”, “could“, "see", “plan”, “ensure” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in the Risk Factors above.

7 STOCK EXCHANGE RELEASE 29 January 2026

ANALYST WEBCAST

•	Nokia's webcast will begin on 29 January 2026 at 11.30 a.m. Finnish time (EET). The webcast will last approximately 60 minutes.

•	The webcast will be a presentation followed by a Q&A session. Presentation slides will be available for download at www.nokia.com/financials.
•	A link to the webcast will be available at www.nokia.com/financials.
•	Media representatives can listen in via the link, or alternatively call +1-412-317-5619.

FINANCIAL CALENDAR

•	Nokia plans to publish its "Nokia in 2025" annual report, which includes the review by the Board of Directors and the audited annual accounts, during the week starting on 2 March 2026.
•	Nokia's Annual General Meeting 2026 is planned to be held on 9 April 2026.
•	Nokia plans to publish its first quarter 2026 results on 23 April 2026.
•	Nokia plans to publish its second quarter and half year 2026 results on 23 July 2026.
•	Nokia plans to publish its third quarter and January-September 2026 results on 22 October 2026.

About Nokia

Nokia is a global leader in connectivity for the AI era. With expertise across fixed, mobile, and transport networks, we’re advancing connectivity to secure a brighter world.

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Vice President, Global Media Relations

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

Report for Q4 and full year 2025

Fourth quarter in-line with expectations

- Q4 comparable net sales grew 3% y-o-y on a constant currency and portfolio basis (+2% reported) with growth in both Network Infrastructure and Mobile Networks.
- Q4 comparable gross margin expanded 90bps y-o-y to 48.1%, benefiting from strong product mix offsetting a lower contribution from Nokia Technologies. Reported gross margin declined 120bps to 44.9% due to higher restructuring related charges in the fourth quarter.
- Q4 comparable operating margin decreased 90bps y-o-y to 17.3% due to growth investments in Network Infrastructure including the integration of Infinera. Reported operating margin decreased 560bps to 8.8% due to higher restructuring.
- Q4 comparable diluted EPS for the period of EUR 0.16; reported diluted EPS for the period of EUR 0.10.
- Q4 free cash flow of EUR 0.2 billion, net cash balance of EUR 3.4 billion.
- Full year 2025 net sales grew 2% y-o-y on a constant currency and portfolio basis (+3% reported). Comparable operating profit was EUR 2.0 billion and free cash flow was EUR 1.5 billion, equating to FCF conversion of 72%. Full year results are within Nokia's prior guidance. Comparable diluted EPS of EUR 0.29; reported diluted EPS of EUR 0.12.
- Board proposes dividend authorization of EUR 0.14 per share.
- Nokia introduces financial guidance for 2026 and targets EUR 2.0 to 2.5 billion of comparable operating profit.

EUR million (except for EPS in EUR)	Q4'25	Q4'24	YoY change	Q1-Q4'25	Q1-Q4'24	YoY change
Reported results						
Net sales	6 125	5 983	2%	19 889	19 220	3%
Gross margin %	44.9%	46.1%	(120)bps	43.5%	46.1%	(260)bps
Research and development expenses	(1 375)	(1 136)	21%	(4 855)	(4 512)	8%
Selling, general and administrative expenses	(880)	(784)	12%	(3 073)	(2 872)	7%
Operating profit	540	861	(37)%	885	1 970	(55)%
Operating margin %	8.8%	14.4%	(560)bps	4.4%	10.2%	(580)bps
Profit from continuing operations	534	746	(28)%	638	1 711	(63)%
Profit/(loss) from discontinued operations	10	67	(85)%	22	(427)	
Profit for the period	544	813	(33)%	660	1 284	(49)%
EPS for the period, diluted	0.10	0.15	(33)%	0.12	0.23	(48)%
Net cash and interest-bearing financial investments	3 378	4 854	(30)%	3 378	4 854	(30)%
Comparable results						
Net sales	6 130	5 983	2%	19 904	19 220	4%
Constant currency and portfolio YoY change			3%			2%
Gross margin %	48.1%	47.2%	90bps	45.1%	47.1%	(200)bps
Research and development expenses	(1 250)	(1 129)	11%	(4 614)	(4 298)	7%
Selling, general and administrative expenses	(685)	(633)	8%	(2 485)	(2 405)	3%
Operating profit	1 058	1 086	(3)%	2 024	2 584	(22)%
Operating margin %	17.3%	18.2%	(90)bps	10.2%	13.4%	(320)bps
Profit for the period	882	977	(10)%	1 595	2 175	(27)%
EPS for the period, diluted	0.16	0.18	(11)%	0.29	0.39	(26)%

	Network Infrastructure		Mobile Networks		Cloud and Network Services		Nokia Technologies		Group Common and Other	
EUR million	Q4'25	Q4'24	Q4'25	Q4'24	Q4'25	Q4'24	Q4'25	Q4'24	Q4'25	Q4'24
Net sales	2 407	2 031	2 502	2 545	837	940	384	463	6	6
YoY change	19%		(2)%		(11)%		(17)%		0%	
Constant currency and portfolio YoY change	7%		6%		(4)%		(14)%		0%	
Gross margin %	44.6%	45.4%	40.1%	37.3%	57.9%	51.4%	100.0%	99.8%		
Operating profit/(loss)	397	398	283	201	237	222	250	356	(110)	(91)
Operating margin %	16.5%	19.6%	11.3%	7.9%	28.3%	23.6%	65.1%	76.9%		

29 January 2026 1

CEO Commentary In the following quote, net sales comments and growth rates are referring to comparable net sales and are on a constant currency and portfolio basis. References to margins are related to Nokia's comparable reporting. Our fourth quarter performance was in line with our expectations, reflecting disciplined execution across the business. Fourth quarter net sales grew 3% to reach EUR 6.1 billion and we generated full year operating profit of EUR 2.0 billion, slightly above the mid-point of our guidance. I want to thank Team Nokia for their disciplined execution and commitment in delivering these results. Network Infrastructure delivered 7% net sales growth in the fourth quarter including 17% growth in Optical Networks. Order intake was strong across Optical and IP Networks, with book-to-bill remaining above one, driven by demand from AI & Cloud customers. Optical is a critical component of the infrastructure required to support AI at scale, and we are investing with a long-term view. In IP Networks, we made further progress as we work to expand our presence inside the data center which supported the order intake. In the quarter Fixed Networks was flat but this reflected growth in fiber optical line terminals of 16% offset by softness in parts of the portfolio we are de-prioritizing. Across our mobile-related businesses we remained focused on profitability and disciplined execution. Mobile Networks net sales grew by 6% in Q4 and were flat for the full year. Cloud and Network Services declined 4% in the quarter. Net sales grew 6% for the full year against a market that declined 2% while also delivering 5 points of operating margin expansion driven by our cloud-native core networks. In Nokia Technologies we continued to execute well and maintained a contracted net sales run-rate of EUR 1.4 billion. During 2025, we repositioned Nokia to sharpen execution and focus on where we see the greatest long-term opportunities. We strengthened our portfolio with the acquisition of Infinera, and set a clear strategy for Nokia for how AI is fundamentally changing the role of networks. We communicated this at our Capital Markets Day and announced the simplification of our operating model into Network Infrastructure and Mobile Infrastructure from the start of 2026. At the start of 2026, our Mobile Infrastructure segment brought together Core Software, Radio Networks and Technology Standards. This structure is designed to sharpen accountability, improve profitability, and position the business for long-term technology leadership. While near-term demand is driven by 5G technologies and we see promise for OpenRAN, we are also investing to lead in the transition towards AI-native networks and 6G. We believe the NVIDIA partnership we announced in Q4 helps position us favorably to lead this transition. We believe AI is a long-term structural shift that is expanding the role of networks as intelligence moves beyond data centers into real-world systems. Networks will require performance, security and reliability to support everything from large language models to intelligent agents, augmented reality devices and autonomous robots. Our focus is to deliver these trusted AI-native networks, enabling broad AI adoption, supporting increased productivity and delivering sustainable growth over time. Looking ahead to 2026, our focus is on disciplined execution to capture growth in AI & Cloud, and increase efficiency while building a high performance culture across Team Nokia. We have fewer, clearer priorities, a simplified operating model, and a strategy we are executing with speed and accountability. In financial terms – we target EUR 2.0 to 2.5 billion of comparable operating profit in 2026. We see strong demand trends in Network Infrastructure as we ramp new products expanding our presence in AI & Cloud and invest for long-term growth. In Mobile Infrastructure we see a stable market environment and are focused on efficiency and improving profitability. Overall, we expect 2026 will show clear progress towards the long-term targets that we laid out at our Capital Markets Day in November. Justin Hotard President and CEO Shareholder distribution Dividend The Board of Directors proposes that the Annual General Meeting 2026 authorizes the Board to resolve on the distribution of an aggregate maximum of EUR 0.14 per share to be paid in respect of the financial year 2025. The authorization would be used to distribute dividend from the retained earnings and/or assets from the reserve for invested unrestricted equity in four installments during the authorization period, in connection with the quarterly results, unless the Board decides otherwise for a justified reason. Under the current authorization by the Annual General Meeting held on 29 April 2025, the Board of Directors may resolve on the distribution of an aggregate maximum of EUR 0.14 per share to be paid in respect of financial year 2024. On 29 January 2026, the Board resolved to distribute a dividend of EUR 0.03 per share. The dividend record date is 3 February 2026 and the dividend will be paid on 12 February 2026. The actual dividend payment date outside Finland will be determined by the practices of the intermediary banks transferring the dividend payments. Following this announced distribution of the fourth installment and executed payments of the previous installments, the Board has no remaining distribution authorization. 29 January 2026 2

Outlook

	Full Year 2026
Comparable operating profit[(1),(2)]	EUR 2.0 billion to EUR 2.5 billion

(1) Please refer to Alternative performance measures section in this report for a full explanation of how this term is defined.
(2) Outlook is based on a EUR:USD rate of 1.18 for full year 2026.

The outlook, underlying outlook assumptions and Nokia's long-term target and KPIs are forward-looking statements subject to a number of risks and uncertainties as described or referred to in the Risk Factors section later in this report.

Along with Nokia's official outlook targets provided above, Nokia provides the below new additional assumptions that support the group level financial outlook for 2026.

	Full year 2026	**Comment**
Q1 Seasonality		Historic seasonality has seen a 24% q-o-q decline in Nokia's net sales excluding Nokia Technologies. Considering the above normal seasonality seen in Q4 2025, Nokia currently expects Q1 2026 net sales to decline somewhat more than normal seasonality with an operating margin only slightly higher than the prior year.
Network Infrastructure net sales growth	6 - 8%	Nokia expects net sales growth in Network Infrastructure in 2026 consistent with it's long-term target of 6-8% CAGR. Growth in combined IP and Optical Networks is expected to also be consistent with the long-term target to grow 10-12% in 2026.
Comparable financial income and expenses	Positive EUR 50 to 150 million	
Comparable income tax rate	~26-27%	Nokia's effective tax rate remains sensitive to geographic mix. Considering the geographic mix expected in 2026, Nokia expects a slight increase in its effective tax rate.
Cash outflows related to income taxes	EUR 500 million	
Capital expenditures	EUR 900 - 1 000 million	Nokia expects higher capital expenditures in 2026 primarily related to investments in additional manufacturing capacity to support the growth outlook in Optical Networks. Nokia is also investing in real estate renewal projects impacting capex.
Free cash flow conversion from comparable operating profit	55% to 75%	FCF conversion will be influenced by customer payment timing, evolution of regional demand and capex timing.
Recurring gross cost savings	EUR 400 million	Related to ongoing cost savings program and not including Infinera-related synergies.
Restructuring and associated charges related to cost savings programs	EUR 250 million	Related to ongoing cost savings program and not including Infinera-related synergies.
Restructuring and associated cash outflows	EUR 450 million	Related to ongoing cost savings program and not including Infinera-related synergies.

Long-term financial target and KPIs

At its Capital Markets Day on 19 November 2025, Nokia introduced a new long-term financial target for the business separate to Nokia's official annual financial guidance described above.

	Full year 2028
Comparable operating profit[(1),(2)]	EUR 2.7 billion to EUR 3.2 billion

(1) Please refer to Alternative performance measures section in this report for a full explanation of how terms are defined.
(2) Financial target is based on a EUR:USD rate of 1.17 which was the effective exchange rate at the time of Nokia's Capital Markets Day.

Nokia also introduced a series of strategic KPIs which best illustrate the expected outcomes of Nokia's strategy. These KPIs for the business are not part of the group level financial target.

Net sales growth in Network Infrastructure	Nokia targets 6-8% net sales CAGR during 2025-2028. This includes a 10-12% target for the combined Optical Networks and IP Networks.
Network Infrastructure operating margin	13% to 17% by 2028
Mobile Infrastructure gross margin	48-50% by 2028
Mobile Infrastructure operating profit	Grow from a base of EUR 1.5 billion
Group common and other operating expenses	EUR 150 million operating expenses down from the current EUR 350 million run-rate by 2028.
Free cash flow conversion	Nokia targets to deliver free cash flow conversion from comparable operating profit of between 65% and 75%.

29 January 2026 3

Financial Results Q4 2025 compared to Q4 2024 Net sales In Q4 2025, reported net sales increased 2%. The increase from the acquisition of Infinera was partially offset by foreign exchange rate fluctuations along with the following drivers. On a constant currency and portfolio basis, Nokia's comparable net sales increased 3%, driven by 7% growth in Network Infrastructure. Network Infrastructure growth was primarily driven by Optical Networks which grew 17%. Mobile Networks grew 6% with strength in radio access networks as the business continues to stabilize. Cloud and Network Services declined 4%, driven by a decline in Core Networks. Nokia Technologies net sales decreased 14% mainly due to lower catch-up net sales recognized than in the year-ago-quarter. Gross margin Reported gross margin decreased 120 basis points to 44.9% in Q4 2025 and comparable gross margin increased 90 basis points to 48.1%. Reported gross margin declined due to higher restructuring charges more than offsetting the increase in comparable gross margin. The increase in comparable gross margin reflected strong product mix and a provision release in Cloud and Network Services. Operating profit and margin Reported operating profit in Q4 2025 was EUR 540 million, or 8.8% of net sales, down from 14.4% in Q4 2024. Comparable operating profit decreased 3% to EUR 1 058 million and comparable operating margin was 17.3%, down from 18.2% in Q4 2024. Operating expenses increased due to targeted growth investments and the Infinera acquisition, partially offset by cost savings. The impact of hedging in Q4 2025 was positive EUR 54 million, compared to a positive impact of EUR 3 million in Q4 2024. In Q4 2025, the difference between reported and comparable operating profit was primarily driven by EUR 299 million of restructuring and associated charges, the amortization and depreciation of acquired intangible assets and property, plant and equipment of EUR 115 million, provision increase of EUR 66 million for contractual claims (relating in part to legacy products sold to customers 15 years ago), EUR 24 million loss on defined benefit plan amendment (related to a retroactive application of new legislation) and EUR 10 million of integration related costs associated with the Infinera acquisition. In Q4 2024, the difference between reported and comparable operating profit was primarily driven by EUR 121 million of restructuring and associated charges, EUR 79 million from amortization of acquired intangible assets, and EUR 22 million in transaction and related costs associated with the Infinera acquisition. Profit from continuing operations Reported profit from continuing operations in Q4 2025 was EUR 534 million, compared to a profit of EUR 746 million in Q4 2024. Comparable profit from continuing operations in Q4 2025 was EUR 882 million, compared to EUR 977 million in Q4 2024. The decrease in comparable profit from continuing operations was driven by the net negative impact from financial income and expenses due to venture fund valuation changes which were mainly related to foreign exchange rate fluctuations. Comparable operating profit declined slightly. Apart from the items affecting comparability included in operating profit (and their associated tax effects), the difference between reported and comparable profit from continuing operations in Q4 2025 was mainly due to EUR 24 million benefit from operating model and legal entity integration, changes in the recognition of deferred tax assets of EUR 17 million and a change of EUR 16 million in the financial liability to acquire non-controlling interest in Nokia Shanghai Bell. In Q4 2024, the difference between reported and comparable profit from continuing operations was mainly due to the fair value reduction of equity investments related to Vodafone Idea, as well as changes in the recognition of deferred tax assets. Profit/loss from discontinued operations The accounting for Submarine Networks was moved into discontinued operations in Q2 2024. Reported profit from discontinued operations in Q4 2025 was EUR 10 million compared to a profit of EUR 67 million in Q4 2024. Earnings per share Reported diluted EPS from continuing operations was EUR 0.09 in Q4 2025, compared to EUR 0.14 in Q4 2024. Comparable diluted EPS from continuing operations was EUR 0.16 in Q4 2025, compared to EUR 0.18 in Q4 2024. Reported diluted EPS from discontinued operations was EUR 0.00 in Q4 2025 compared to EUR 0.01 in Q4 2024. Reported diluted EPS was EUR 0.10 in Q4 2025, compared to EUR 0.15 in Q4 2024. Comparable diluted EPS was EUR 0.16 in Q4 2025 compared to EUR 0.18 in Q4 2024. Cash performance During Q4 2025, net cash increased by EUR 377 million, resulting in an end-of-quarter net cash balance of EUR 3 378 million. Total cash increased by EUR 736 million sequentially to EUR 6 791 million. Free cash flow was positive EUR 226 million in Q4 2025. Additional topics Simplifying Nokia’s operating structure in China In Q4 2025 Nokia took full ownership of its joint venture (Nokia Shanghai-Bell) in China which gives the company greater flexibility to manage its operations in the region. Considering Nokia's prior ownership share and decision making rights, the business has already been fully consolidated in Nokia's financial results. The transaction led to a net cash outflow in Q4 of EUR 0.5 billion, which largely equates to the portion of net cash in the joint venture not owned by Nokia. As part of the integration and alignment to Nokia's global operating model, Nokia expects to be able to deliver approximately EUR 200 million of synergies with integration costs of approximately EUR 350-400 million over a period of 24 to 36 months. 29 January 2026 4

Segment Details

Network Infrastructure

EUR million	Q4'25	Q4'24	YoY change	Constant currency and portfolio YoY change	Q1-Q4'25	Q1-Q4'24	YoY change	Constant currency and portfolio YoY change
Net sales	2 407	2 031	19%	7%	7 986	6 518	23%	9%
Optical Networks	982	521	88%	17%	3 019	1 636	85%	14%
IP Networks	783	822	(5)%	3%	2 594	2 583	0%	5%
Fixed Networks	643	689	(7)%	0%	2 373	2 299	3%	7%
Gross profit	1 074	923	16%		3 286	2 737	20%	
Gross margin %	44.6%	45.4%	(80)bps		41.1%	42.0%	(90)bps	
Operating profit	397	398	0%		780	761	2%	
Operating margin %	16.5%	19.6%	(310)bps		9.8%	11.7%	(190)bps	
Adjusted free cash flow	(20)	389			460	570	(19)%	
Continuing operations	(20)	218			460	433	6%	
Discontinued operations[1]	—	171			—	137		
Net sales by region								
Americas	1 177	861	37%	13%	3 688	2 726	35%	12%
APAC	412	489	(16)%	(16)%	1 648	1 426	16%	13%
EMEA	818	682	20%	14%	2 650	2 366	12%	3%

(1) Comprises Submarine Networks business which has been presented as discontinued operation beginning from the second quarter of 2024.

Network Infrastructure **net sales** increased 19% on a reported basis and 7% on a constant currency and portfolio basis. The difference between reported and constant currency and portfolio basis growth is related to the acquisition of Infinera (+20% impact), partially offset by currency (-8% impact).

Optical Networks net sales grew 17% on a constant currency and portfolio basis as industry demand continues to strengthen, especially among AI & Cloud customers. The growth in net sales reflected strength in North America and EMEA with both AI & Cloud and Communication Service Providers (CSPs). Optical Networks continued to see significant order intake growth from both AI & Cloud and CSPs.

IP Networks net sales increased 3% on a constant currency basis with growth from AI & Cloud and broader enterprise customers, which was partially offset by a modest decline from CSPs after a strong performance in the prior year. On a regional basis, we saw strength in Middle East and Africa and North America, while in Greater China net sales decreased. IP Networks saw significant order intake growth from AI and Cloud customers.

Fixed Networks net sales were flat on a constant currency basis. Growth in fiber and fixed wireless business was offset by declines in other businesses. Regionally, growth in Europe, North America and India was offset by decline in the rest of APAC and Latin America.

Gross profit improved year-on-year, primarily driven by higher net sales and the inclusion of Infinera. **Gross margin** decreased slightly, mainly due to product mix in IP Networks, partially offset by improving gross margins in Optical Networks.

Operating profit decreased slightly year-on-year, reflecting higher operating expenses related to the Infinera acquisition, as well as targeted investments. This was partially offset by higher gross profit. **Operating margin** declined due to the previously mentioned product mix in IP Networks.

The consolidation of Infinera had a EUR 40 million positive impact on Network Infrastructure's operating profit in the quarter.

Adjusted free cash flow in the fourth quarter 2025 was negative EUR 20 million, reflecting the operating profit, more than offset by outflow from net working capital related to an increase in receivables and decrease in liabilities, partially offset by a decrease in inventories.

29 January 2026

5

Mobile Networks

EUR million	Q4'25	Q4'24	YoY change	Constant currency YoY change	Q1-Q4'25	Q1-Q4'24	YoY change	Constant currency YoY change
Net sales	2 502	2 545	(2)%	6%	7 806	8 158	(4)%	0%
Gross profit	1 004	950	6%		2 892	3 219	(10)%	
Gross margin %	40.1%	37.3%	280bps		37.0%	39.5%	(250)bps	
Operating profit	283	201	41%		220	452	(51)%	
Operating margin %	11.3%	7.9%	340bps		2.8%	5.5%	(270)bps	
Adjusted free cash flow	58	(239)			549	1 535	(64%)	
Net sales by region								
Americas	663	746	(11)%	(4)%	2 182	2 396	(9)%	(4)%
APAC	802	810	(1)%	9%	2 464	2 593	(5)%	1%
EMEA	1 037	988	5%	10%	3 160	3 169	0%	2%

Mobile Networks **net sales** decreased 2% on a reported basis and increased 6% on a constant currency basis.

The increase in net sales in constant currency was driven by EMEA and APAC. EMEA growth was driven by Middle East and the growth in APAC was primarily in Japan and Indonesia. In Americas the decrease was primarily in North America.

Gross profit increased due to more favorable product mix, lower indirect cost of sales and higher volumes, partially offset by currency fluctuations. **Gross margin** increased due to more favorable product mix and lower indirect cost of sales.

Operating profit and **operating margin** were higher year-on-year in Q4 2025. The operating profit increase reflected the increase in gross profit in addition to operating expenses decline from the continuing cost savings program.

Adjusted free cash flow in the fourth quarter 2025 was positive EUR 58 million mainly reflecting the operating profit and outflow from net working capital due to higher receivables and decrease in liabilities, partially offset by decrease in inventories.

Cloud and Network Services

EUR million	Q4'25	Q4'24	YoY change	Constant currency and portfolio YoY change	Q1-Q4'25	Q1-Q4'24	YoY change	Constant currency and portfolio YoY change
Net sales	837	940	(11)%	(4)%	2 606	2 589	1%	6%
Gross profit	485	483	0%		1 299	1 157	12%	
Gross margin %	57.9%	51.4%	650bps		49.8%	44.7%	510bps	
Operating profit	237	222	7%		338	206	64%	
Operating margin %	28.3%	23.6%	470bps		13.0%	8.0%	500bps	
Adjusted free cash flow	64	(50)			331	13	2 446%	
Net sales by region								
Americas	376	470	(20)%	(12)%	1 120	1 153	(3)%	4%
APAC	167	174	(4)%	5%	529	517	2%	9%
EMEA	294	297	(1)%	1%	957	919	4%	6%

Cloud and Network Services **net sales** declined by 11% on a reported basis, and 4% on a constant currency basis. The decline was primarily driven by Core Networks.

From a regional perspective, the decline was primarily related to the Americas region with a decline in North America and a slight decline in Latin America. APAC grew on a constant currency basis but this was offset by foreign exchange rate fluctuations.

Gross profit was stable year-on-year. **Gross margin** increased by 650bps year-on-year. Q4 experienced a one-time benefit from a provision reversal impacting gross profit by EUR 37 million and not impacting net sales. Excluding this factor the gross margin still improved year-on-year in Q4 on the back of continued efforts to improve the gross margin profile of the business.

Both **operating profit** and **operating margin** improved year-on-year, mainly reflecting the increased gross margin. There was a slight reduction in operating expenses and an improvement in other operating income.

Adjusted free cash flow in the fourth quarter 2025 was positive EUR 64 million reflecting the operating profit, which was partially offset by outflows from net working capital related to an increase in receivables, partially offset by an increase in liabilities and a decrease in inventories.

29 January 2026 6

Nokia Technologies

EUR million	Q4'25	Q4'24	YoY change	Constant currency YoY change	Q1-Q4'25	Q1-Q4'24	YoY change	Constant currency YoY change
Net sales	384	463	(17)%	(14)%	1 501	1 928	(22)%	(21)%
Gross profit	384	462	(17)%		1 501	1 926	(22)%	
Gross margin %	100.0%	99.8%	20bps		100.0%	99.9%	10bps	
Operating profit	250	356	(30)%		1 059	1 514	(30)%	
Operating margin %	65.1%	76.9%	(1 180)bps		70.6%	78.5%	(790)bps	
Adjusted free cash flow	242	173	40%		1 049	868	21%	

Nokia Technologies **net sales** decreased 17% on a reported basis and 14% on a constant currency basis. The decline was due to lower catch-up net sales than in the year-ago-quarter, partially offset by increase from agreements signed during the last 12 months.

Nokia Technologies annual net sales run-rate remained approximately EUR 1.4 billion in the fourth quarter.

The decrease in **operating profit and operating margin** reflected lower net sales. Operating expenses also increased year-on-year as we continue to invest to ensure long-term profit generation in Nokia Technologies. In the quarter operating expenses included an approximately EUR 20 million impairment charge to previously acquired assets. Nokia continues to proactively manage and prune its patent portfolio which helps to manage the expense of maintaining the portfolio.

Adjusted free cash flow in the fourth quarter 2025 was positive EUR 242 million, resulting from Nokia Technologies operating profit partially offset by a decrease in liabilities.

Group Common and Other

EUR million	Q4'25	Q4'24	YoY change	Constant currency YoY change	Q1-Q4'25	Q1-Q4'24	YoY change	Constant currency YoY change
Net sales	6	6	0%	0%	17	34	(50)%	(50)%
Gross profit/(loss)	2	7			(4)	5		
Operating loss[(1)]	(110)	(91)			(373)	(349)		
Adjusted free cash flow	2	(190)			(481)	(586)		

(1) In Q3 2025, Nokia changed how it presents gains and losses from venture fund investments. The comparative financial information has been recast accordingly. Refer to the Financial statements section for more information.

Group Common and Other **net sales** was flat.

The increase in **operating loss** was driven by higher SG&A expenses.

Adjusted free cash flow in the fourth quarter 2025 was positive EUR 2 million, largely reflecting the operating result and a increase in liabilities within net working capital.

29 January 2026 7

Net sales by region

EUR million	Q4'25	Q4'24	YoY change	Constant currency and portfolio YoY change	Q1-Q4'25	Q1-Q4'24	YoY change	Constant currency and portfolio YoY change
Americas	**2 213**	**2 077**	**7%**	**3%**	**6 985**	**6 276**	**11%**	**5%**
Latin America	245	287	(15)%	(13)%	784	895	(12)%	(13)%
North America	1 968	1 791	10%	5%	6 201	5 381	15%	8%
APAC	**1 380**	**1 475**	**(6)%**	**0%**	**4 639**	**4 549**	**2%**	**5%**
Greater China	252	339	(26)%	(21)%	913	1 134	(19)%	(17)%
India	393	463	(15)%	(7)%	1 534	1 373	12%	17%
Rest of APAC	736	674	9%	14%	2 192	2 042	7%	10%
EMEA	**2 532**	**2 431**	**4%**	**5%**	**8 265**	**8 395**	**(2)%**	**(2)%**
Europe	1 803	1 797	0%	0%	6 165	6 362	(3)%	(5)%
Middle East & Africa	729	633	15%	22%	2 100	2 033	3%	6%
Total	**6 125**	**5 983**	**2%**	**3%**	**19 889**	**19 220**	**3%**	**2%**

The table above provides net sales information for the group based on three geographical areas and their sub-regions. Reported changes are disclosed in the table above. The regional commentary below focuses on discussing on a constant currency and portfolio basis.

The net sales growth in the **Americas** was driven by strong growth in Network Infrastructure in North America, partially offset by declines in Cloud and Network Services and Mobile Networks. Latin America saw a decline across all business groups.

Net sales in **APAC** were flat in the fourth quarter. In the Rest of APAC, there was strong growth in Mobile Networks and Cloud and Network Services whilst Network Infrastructure declined slightly. India declined in all business groups as did Greater China.

EMEA net sales grew in the fourth quarter. Europe net sales increased driven by Network Infrastructure. Nokia Technologies which is fully reported in Europe declined year-on-year, but the decline was offset by growth in Network Infrastructure. Middle East and Africa net sales increased in Mobile Networks and Network Infrastructure.

Net sales by customer type

EUR million	Q4'25	Q4'24	YoY change	Constant currency and portfolio YoY change	Q1-Q4'25	Q1-Q4'24	YoY change	Constant currency and portfolio YoY change
Communications service providers (CSP)	**4 736**	4 828	(2)%	2%	**15 313**	15 085	2%	2%
Enterprise	**1 016**	689	47%	22%	**3 085**	2 180	42%	19%
Licensees	**384**	463	(17)%	(14)%	**1 501**	1 928	(22)%	(21)%
Other[(1)]	**(10)**	4			**(10)**	27		
Total	**6 125**	5 983	2%	3%	**19 889**	19 220	3%	2%

(1) 2025 includes eliminations of inter-segment revenues, unallocated items and certain other items. 2024 includes net sales of Radio Frequency Systems (RFS), which was managed as a separate entity, and certain other items, such as eliminations of inter-segment revenues. RFS net sales also include revenue from enterprise customers and communications service providers.

Net sales to CSPs increased 2% on a constant currency and portfolio basis in Q4 2025 with growth in Mobile Networks and Network Infrastructure partially offset by decrease in Cloud and Network Services.

Enterprise net sales increased 22% on a constant currency and portfolio basis in Q4 2025. This segment includes sales to AI & Cloud customers and also Mission Critical Enterprise. The growth was strong in IP Networks and Optical Networks within Network Infrastructure. Nokia continues to expand its presence in private wireless, and now has achieved 1000 customers.

For a discussion on net sales to Licensees, please refer to the Nokia Technologies section of this report.

29 January 2026 8

Reconciliation of reported operating profit to comparable operating profit

EUR million	Q4'25	Q4'24	YoY change	Q1-Q4'25	Q1-Q4'24	YoY change
Reported operating profit	**540**	861	(37)%	**885**	1 970	(55)%
Restructuring and associated charges	**299**	121		**478**	445	
Amortization and depreciation of acquired intangible assets and property, plant and equipment	**115**	79		**444**	314	
Provision for contractual claims	**66**	—		**66**	—	
Loss on defined benefit plan amendment	**24**	—		**24**	—	
Transaction and related costs, including integration costs	**10**	22		**33**	23	
Release of acquisition-related fair value adjustments to deferred revenue and inventory	**5**	—		**88**	—	
Impairment and write-off of assets, net of reversals	**(4)**	6		**—**	89	
Disposal of businesses	**3**	—		**6**	(67)	
Divestment of associates	**—**	(4)		**—**	(190)	
Comparable operating profit	**1 058**	1 086	(3)%	**2 024**	2 584	(22)%

The comparable operating profit that Nokia discloses is intended to provide meaningful supplemental information to both management and investors regarding Nokia's underlying business performance by excluding certain items of income and expenses that may not be indicative of Nokia's business operating results. Comparable operating profit is used also in determining management remuneration.

In Q4 2025, the main adjustments related to restructuring charges which are part of the on-going restructuring program, to the amortization of acquired intangible assets and property, plant and equipment which is primarily related to purchase price allocation of the Alcatel-Lucent and Infinera acquisitions, provision for contractual claims, loss on defined benefit plan amendment as well as transaction and related costs associated with the Infinera acquisition.

29 January 2026 9

Cash and cash flow in Q4 2025

EUR billion



Operating
Investing
Financing
3.00
1.19
(0.09)
(0.60)
(0.10)
(0.02)
(0.15)
(0.05)
0.04
0.01
0.86
(0.50)
(0.17)
(0.05)
0.01
3.38
Q3'25 net cash
Adjusted profit
Restructuring and associated
Net working capital (excluding restructuring)
Income taxes
Net interest
Capital expenditures
Purchase of associated companies
Other financial assets
Sale of fixed assets
NVIDIA investment
NSB purchase
Dividend
Lease payments
Other
Q4'25 net cash

EUR million, at end of period	Q4'25	Q3'25	QoQ change	Q4'24	YTD change
Total cash and interest-bearing financial investments	6 791	6 055	12%	8 741	(22)%
Net cash and interest-bearing financial investments[1]	3 378	3 001	13%	4 854	(30)%

(1) Net cash and interest-bearing financial investments does not include lease liabilities. For details, please refer to the Alternative performance measures section in this report.

The cash flow descriptions below include cash flows from both continuing operations and discontinued operations.

Free cash flow

During Q4 2025, Nokia's free cash flow was positive EUR 226 million, as comparable operating profit was partially offset by capital expenditures and restructuring.

Net cash from operating activities

Net cash from operating activities was driven by:

- Nokia's adjusted profit of EUR 1 186 million.
- The cash outflow related to net working capital in the quarter was approximately EUR 690 million. There was approximately EUR 90 million cash outflow related to restructuring and associated items from the current and previous cost savings programs. The balance of EUR 600 million cash outflow can be broken down as follows:
  - The increase in receivables was approximately EUR 960 million.
  - The decrease in inventories was approximately EUR 210 million.
  - The increase in liabilities was approximately EUR 150 million mainly related to an increase in contract liabilities, liabilities related to incentive payments and accounts payable.
- An outflow related to cash taxes of approximately EUR 100 million.
- An outflow related to net interest of approximately EUR 20 million.

Net cash from investing activities

- Net cash used in investing activities was due primarily to the outflows related to capital expenditures of approximately EUR 150 million, purchase of shares in an associated company of EUR 50 million offset by inflow related to other financial assets of approximately EUR 40 million and by an inflow of approximately EUR 10 million from sale of fixed assets.

Net cash from financing activities

- Net cash from financing activities was related primarily to proceeds from issuance of shares to NVIDIA of EUR 860 million and offset by purchase of unowned share of Nokia Shanghai Bell of EUR 500 million, dividend payments of approximately EUR 170 million and lease payments of approximately EUR 50 million.

Change in total cash and net cash

In Q4 2025, the approximately EUR 360 million difference between the change in total cash and net cash was primarily related to a short-term financing arrangement due to Nokia Shanghai Bell transaction.

29 January 2026 10

January-December 2025 compared to January-December 2024 Net sales In 2025, net sales grew 3% on a reported basis. The increase from the acquisition of Infinera was partially offset by foreign exchange rate fluctuations, along with the following drivers. On a constant currency and portfolio basis, Nokia's comparable net sales increased 2% in 2025 resulting from growth in both Network Infrastructure which grew 9% and Cloud and Network Services which grew 6%. This was partially offset by a decline in Nokia Technologies, where the first quarter of 2024 benefited from more than EUR 400 million catch-up net sales. Mobile Networks was stable over the year. Gross margin Both reported and comparable gross margin declined year-on-year in 2025. Reported gross margin decreased 260 basis points to 43.5% and comparable gross margin decreased 200 basis points to 45.1%. The decline was driven by a lower net sales contribution from Nokia Technologies which saw a one-time benefit in the first quarter of 2024. Mobile Networks gross margin was negatively impacted by a one-time contract settlement in Q1 of 2025, related to a customer specific project that started in 2019. Network Infrastructure gross margin also declined slightly. These declines were partially offset by improved gross margin performance in Cloud and Network Services which increased to 49.8% in 2025, an improvement of 510 basis points. Operating profit and margin Reported operating profit in 2025 was EUR 885 million, or 4.4% of net sales, a decrease from EUR 1 970 million or 10.2% in 2024. Comparable operating profit decreased to EUR 2 024 million from EUR 2 584 million year-on-year and comparable operating margin decreased 320 basis points year-on-year to 10.2%. The decrease in comparable operating profit reflected slightly lower gross profit. Additionally, operating expenses increased, as underlying cost reductions were more than offset by targeted investments for long-term growth and the inclusion of Infinera into our financial results. Other operating income also declined mainly reflecting the reversal of loss allowances and the sale of digital assets which benefited 2024. The impact of hedging in 2025 was positive EUR 81 million, compared to a positive impact of EUR 23 million in 2024. In 2025, the difference between reported and comparable operating profit was primarily related to EUR 478 million of restructuring and associated charges, EUR 444 million of amortization and depreciation of acquired intangible assets and property, plant and equipment, the release of acquisition-related fair-value adjustments to deferred revenue and inventory of EUR 88 million, provision increase of EUR 66 million for contractual claims and EUR 33 million of transaction and related costs, including integration costs. In 2024, the difference between reported and comparable operating profit was primarily related to EUR 445 million of restructuring and associated charges, EUR 314 million of amortization of acquired intangible assets and EUR 89 million related to the impairment and write-off of assets. These were somewhat offset by EUR 190 million related to the divestment of associates and EUR 67 million related to the divestment of businesses. Profit from continuing operations Reported profit from continuing operations in 2025 was EUR 638 million, compared to a profit of EUR 1 711 million in 2024. Comparable profit from continuing operations in 2025 was EUR 1 595 million, compared to EUR 2 175 million in 2024. The decrease in comparable profit from continuing operations was mainly driven by the lower comparable operating profit, and lower net financial income offset by lower income tax expenses and higher share of results of associates and joint ventures. Apart from the items affecting comparability included in operating profit (and their associated tax effects), the difference between reported and comparable profit from continuing operations in 2025 was mainly due to a change in the financial liability to acquire NSB non-controlling interest of EUR 49 million, EUR 41 million deferred tax expense due to tax rate changes, benefit from operating model and legal entity integration of EUR 24 million, change in fair value of Infinera convertible notes of EUR 23 million and changes in the recognition of deferred tax assets of EUR 17 million. In 2024, the difference between reported and comparable profit from continuing operations was mainly due to the fair value reduction of equity investments related to Vodafone Idea and changes in recognition of deferred tax assets. Profit/loss from discontinued operations Reported profit from discontinued operations in 2025 was EUR 22 million, compared to a loss of EUR 427 million in 2024. The loss from discontinued operations in 2024 mainly relates to an impairment charge in connection with Submarine Networks. Earnings per share Reported diluted EPS from continuing operations was EUR 0.11 in 2025, compared to EUR 0.31 in 2024. Comparable diluted EPS from continuing operations was EUR 0.29 in 2025, compared to EUR 0.39 in 2024. Reported diluted EPS from discontinued operations was EUR 0.00 in 2025, compared to negative EUR 0.08 in 2024. Reported diluted EPS was EUR 0.12 in 2025, compared to EUR 0.23 in 2024. Comparable diluted EPS was EUR 0.29 in 2025, compared to EUR 0.39 in 2024. Cash performance During 2025, Nokia's net cash decreased EUR 1 476 million, resulting in an end-of-period net cash balance of EUR 3 378 million. Total cash decreased EUR 1 950 million, resulting in total cash balance of EUR 6 791 million. The declines in both net cash and total cash were primarily related to the acquisition of Infinera. Free cash flow was positive EUR 1 465 million in 2025. 29 January 2026 11

Additional information Significant events January - December 2025 Acquisitions and divestments On 28 February 2025, Nokia completed the acquisition of Infinera Corporation (Infinera), pursuant to the definitive agreement announced on 27 June 2024. Infinera, the San Jose based global supplier of innovative open optical networking solutions and advanced optical semiconductors, has become part of the Nokia group effective as of the closing. The acquisition will significantly improve Nokia’s scale and profitability in optical networks, and accelerate Nokia’s growth strategy in data centers and strengthen its presence both in North America and with webscale customers. For more information on the acquisition of Infinera, refer to Note 3. Acquisitions in the Financial statements section of this report. Changes in internal organization and leadership team On 22 January 2025, Nokia announced that it had appointed Patrik Hammarén as President of Nokia Technologies and member of the Nokia Group Leadership Team. Hammarén joined Nokia in 2007 and had been acting President of Nokia Technologies since October 2024. Prior to this role, Patrik had held several senior positions in Nokia Technologies’ patent licensing business. On 10 February 2025, Nokia announced its President and CEO, Pekka Lundmark, would step down effective 31 March 2025. The Board of Directors appointed Justin Hotard as the next President and CEO. He started in his new role on 1 April 2025. Mr. Hotard joined Nokia with more than 25 years of experience with global technology companies, driving innovation and technology leadership as well as delivering revenue growth. He last led the Data Center & AI Group at Intel. Mr. Lundmark stayed on as an advisor to Mr. Hotard until the end of 2025 to ensure a smooth transition. On 16 June 2025, Nokia announced changes to its Group Leadership Team. Federico Guillén retired from Nokia on 31 December 2025. He stepped down from his role as President of Nokia’s Network Infrastructure business group and from the Group Leadership Team on 30 June 2025. As part of a managed transition, David Heard, NI Chief Strategic Growth Officer, and former CEO of Infinera, was promoted to President of Network Infrastructure and joined the Group Leadership Team, effective 1 July 2025. David reports to Nokia’s President and CEO, Justin Hotard, and is based in Dallas. Federico and David worked together to ensure a seamless transition. In addition, Victoria Hanrahan joined Nokia’s Group Leadership Team as Chief of Staff to the President and CEO, effective immediately upon the announcement. She will focus on driving strategic and operational initiatives, including operational excellence, improving cross-functional execution and ensuring organizational alignment across the Global Leadership Team. Hanrahan reports to Nokia’s President and CEO and is based in Espoo. On 26 June 2025, Nokia announced that its Chief People Officer, Lorna Gibb, decided to leave the company and step down from its Group Leadership Team to pursue another opportunity, effective immediately. Esa Niinimäki, Chief Legal Officer, assumed the CPO responsibilities in the interim period. On 17 September 2025, Nokia announced changes to its leadership team and the creation of Technology and AI and Corporate Development Organizations to strengthen the company’s capabilities in technology innovation, bring better support to business development and create more focused organizations. Pallavi Mahajan joined Nokia as Chief Technology and AI Officer and Konstanty Owczarek as Chief Corporate Development Officer. Both Mahajan and Owczarek joined Nokia’s Group Leadership Team on 1 October 2025. Nishant Batra stepped down as Chief Strategy and Technology Officer and from the Group Leadership Team effective 30 September 2025. On 10 November 2025, Nokia announced that it had appointed Kristen Pressner as Chief People Officer and member of the Group Leadership Team, effective 1 May 2026. Pressner has over 30 years of international experience in HR, talent management, and organizational transformation. She joins Nokia from Roche Holding Group, where she most recently served as Global Head of People & Culture for Roche Diagnostics. On 19 November 2025, Nokia announced at its Capital Markets Day as part of the changes to its operating model additional changes in its Group Leadership Team, effective 1 January 2026. Raghav Sahgal continues in the Group Leadership Team and has taken the position of Nokia’s Chief Customer Officer, driving a seamless customer experience for Nokia’s customers. Patrik Hammarén also continues in the Group Leadership Team as President, Technology Standards, formerly Nokia Technologies, reflecting the significant value technology standards creates for Nokia. In addition, Tommi Uitto stepped down from the Group Leadership Team, effective 31 December 2025. Annual General Meeting On 29 April 2025, Nokia held its Annual General Meeting (AGM) in Helsinki. Shareholders were also able to follow the AGM through a webcast. Approximately 107 000 shareholders representing approximately 3 304 million shares and votes were represented at the meeting. The AGM approved all the proposals of the Board of Directors to the AGM. Among others, the following resolutions were made: ▪ The financial statements were adopted, and the Board of Directors and President and CEO were discharged from liability for the financial year 2024. ▪ The AGM decided that no dividend is distributed by a resolution of the AGM and authorized the Board to resolve on the distribution of an aggregate maximum of EUR 0.14 per share as dividend from the retained earnings and/or as assets from the reserve for invested unrestricted equity. ▪ Timo Ahopelto, Sari Baldauf, Elizabeth Crain, Thomas Dannenfeldt, Lisa Hook, Mike McNamara, Thomas Saueressig and Kai Öistämö were re-elected as members of the Board for a term ending at the close of the next AGM. In addition, the AGM resolved to elect Pernille Erenbjerg and Timo Ihamuotila as new members of the Board of Directors for the same term of office. In its assembly meeting that took place after the AGM, the Board elected Sari Baldauf as Chair and Timo Ihamuotila as Vice Chair of the Board. ▪ The Remuneration Report of the company's governing bodies was adopted and the Remuneration Policy of the company's governing bodies was supported, both in advisory resolutions. ▪ Deloitte Oy was re-elected as the auditor and the sustainability reporting assurer for Nokia for the financial year 2026 with Authorized Public Accountant Jukka Vattulainen as the auditor in charge. ▪ The Board was authorized to resolve to repurchase a maximum of 530 million Nokia shares and to issue a maximum of 530 million shares through issuance of shares or special rights entitling to shares in one or more issues. The authorizations are effective until 28 October 2026 and they terminated the corresponding authorizations granted by the AGM on 3 April 2024. 29 January 2026 12

Other On 28 October 2025, Nokia announced its Board of Directors had resolved to issue 166 389 351 new shares in a directed share issuance to enable NVIDIA Corporation (NVIDIA) to make a USD 1.0 billion (EUR 0.86 billion) equity investment, gross of the share issuance costs, in Nokia at a purchase price of USD 6.01 (EUR 5.16) per share. Investment was in addition to a strategic partnership to shape and lead the AI-RAN market and support evolution of data center networking. Nokia will use the proceeds from the issuance to accelerate its strategic plans to advance trusted connectivity for the AI supercycle and other general corporate purposes. The share issue was completed on 13 November 2025 with NVIDIA becoming an approximately 2.90% shareholder of Nokia. On 4 November 2025, Nokia announced its Board of Directors had resolved on applying for the delisting of its shares from the regulated market of Euronext in Paris (Euronext Paris). The decision was taken following a review of the trading volumes, costs and administrative requirements related to its listing on Euronext Paris. Delisting took effect on 31 December 2025. On 19 November 2025, Nokia held its Capital Markets Day where it announced its new strategy to position itself to lead in the AI-driven transformation of networks and capture the value of the AI supercycle. Nokia also announced new long-term financial target, strategic KPIs for the business, an evolution of its operating model and changes to its Group Leadership Team. To execute on its new strategic direction, Nokia is simplifying its operational model into two primary operating segments of Network Infrastructure and Mobile Infrastructure effective 1 January 2026 (see Note 12. Subsequent events in the Financial statements section of this report). For more details, refer to the stock exchange release by Nokia on 19 November 2025, and Nokia’s investor relations website at www.nokia.com/ investors. 29 January 2026 13

Shares The total number of Nokia shares on 31 December 2025, equaled 5 742 239 696. On 31 December 2025, Nokia and its subsidiary companies held 159 705 525 Nokia shares, representing approximately 2.8% of the total number of Nokia shares and voting rights. Risk Factors Nokia and its businesses are exposed to a number of risks and uncertainties which include but are not limited to: ▪ Competitive intensity, which is expected to continue at a high level as some competitors seek to take share; ▪ Changes in customer network investments related to their ability to monetize the network or opportunities related to AI and data center growth; ▪ Our ability to ensure competitiveness of our product roadmaps and costs through additional R&D investments; ▪ Our ability to procure certain standard components and the costs thereof, such as semiconductors; ▪ Disturbance in the global supply chain; ▪ Impact of inflation, increased global macro-uncertainty, major currency fluctuations, changes in tariffs and higher interest rates; ▪ Potential economic impact and disruption of global pandemics; ▪ War or other geopolitical conflicts, disruptions and potential costs thereof; ▪ Other macroeconomic, industry and competitive developments; ▪ Timing and value of new, renewed and existing patent licensing agreements with licensees; ▪ Results in brand and technology licensing; costs to protect and enforce our intellectual property rights; on-going litigation with respect to licensing and regulatory landscape for patent licensing; ▪ The outcomes of on-going and potential disputes and litigation; ▪ Our ability to execute, complete, successfully integrate and realize the expected benefits from transactions; ▪ Timing of completions and acceptances of certain projects; ▪ Our product and regional mix; ▪ Uncertainty in forecasting income tax expenses and cash outflows, over the long-term, as they are also subject to possible changes due to business mix, the timing of patent licensing cash flow and changes in tax legislation, including potential tax reforms in various countries and OECD initiatives; ▪ Our ability to utilize our Finnish deferred tax assets and their recognition on our balance sheet; ▪ Our ability to meet our sustainability and other ESG targets, including our targets relating to greenhouse gas emissions; as well the risk factors specified under Forward-looking statements of this report, and our 2024 annual report on Form 20-F published on 13 March 2025 under Operating and financial review and prospects-Risk factors. Forward-looking statements Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, projects, programs, product launches, growth management, licenses, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of potential global pandemics, geopolitical conflicts and the general or regional macroeconomic conditions on our businesses, our supply chain, the timing of market changes or turning points in demand and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash flows, cost savings, the timing of receivables, operating expenses, provisions, impairments, tariffs, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, value creation, revenue generation in any specific region, and licensing income and payments; D) ability to execute, expectations, plans or benefits related to transactions, investments and changes in organizational structure and operating model; E) impact on revenue with respect to litigation/renewal discussions; and F) any statements preceded by or including "anticipate", “continue”, “believe”, “envisage”, “expect”, “aim”, “will”, “target”, “may”, “would”, “could“, "see", “plan”, “ensure” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in the Risk Factors above. 29 January 2026 14

Financial statement information

Consolidated income statement (condensed)

		Reported				Comparable			
EUR million	**Note**	**Q4'25**	**Q4'24**	**Q1-Q4'25**	**Q1-Q4'24**	**Q4'25**	**Q4'24**	**Q1-Q4'25**	**Q1-Q4'24**
Net sales	2, 5	**6 125**	**5 983**	**19 889**	**19 220**	**6 130**	**5 983**	**19 904**	**19 220**
Cost of sales		(3 371)	(3 223)	(11 230)	(10 356)	(3 182)	(3 158)	(10 930)	(10 176)
Gross profit	2	**2 753**	**2 761**	**8 659**	**8 864**	**2 948**	**2 825**	**8 974**	**9 044**
Research and development expenses		(1 375)	(1 136)	(4 855)	(4 512)	(1 250)	(1 129)	(4 614)	(4 298)
Selling, general and administrative expenses[1]		(880)	(784)	(3 073)	(2 872)	(685)	(633)	(2 485)	(2 405)
Other operating income and expenses[1]		43	21	154	490	45	23	149	243
Operating profit[1]	2	**540**	**861**	**885**	**1 970**	**1 058**	**1 086**	**2 024**	**2 584**
Share of results of associates and joint ventures		5	2	19	7	5	2	19	7
Financial income and expenses[1]		55	85	11	114	39	117	83	187
Profit before tax		**599**	**948**	**915**	**2 091**	**1 101**	**1 204**	**2 127**	**2 777**
Income tax expense	7	(65)	(202)	(277)	(380)	(219)	(227)	(531)	(602)
Profit from continuing operations		**534**	**746**	**638**	**1 711**	**882**	**977**	**1 595**	**2 175**
Profit/(loss) from discontinued operations	4	10	67	22	(427)	—	—	—	—
Profit for the period		**544**	**813**	**660**	**1 284**	**882**	**977**	**1 595**	**2 175**
Attributable to:									
Equity holders of the parent		542	820	651	1 277	880	985	1 587	2 169
Non-controlling interests		2	(8)	9	7	2	(8)	9	7
Earnings per share attributable to equity holders of the parent									
Basic earnings per share, EUR									
Continuing operations		0.10	0.14	0.12	0.31	0.16	0.18	0.29	0.40
Discontinued operations		0.00	0.01	0.00	(0.08)	—	—	—	—
Profit for the period		0.10	0.15	0.12	0.23	0.16	0.18	0.29	0.40
Average number of shares ('000 shares)		5 503 605	5 404 633	5 415 876	5 475 817	5 503 605	5 404 633	5 415 876	5 475 817
Diluted earnings per share, EUR									
Continuing operations		0.09	0.14	0.11	0.31	0.16	0.18	0.29	0.39
Discontinued operations		0.00	0.01	0.00	(0.08)	—	—	—	—
Profit for the period		0.10	0.15	0.12	0.23	0.16	0.18	0.29	0.39
Average number of shares ('000 shares)		5 616 280	5 479 277	5 502 781	5 530 603	5 616 280	5 479 277	5 502 781	5 530 603

(1) In Q3 2025, Nokia changed how it presents gains and losses from venture fund investments. The prior period comparative financial information has been recast accordingly. For more information, refer to Note 1. General information.

The above condensed consolidated income statement should be read in conjunction with accompanying notes.

29 January 2026 15

Consolidated statement of comprehensive income (condensed)

	Reported			
EUR million	**Q4'25**	**Q4'24**	**Q1-Q4'25**	**Q1-Q4'24**
Profit for the period	**544**	**813**	**660**	**1 284**
Other comprehensive income				
Items that will not be reclassified to profit or loss				
Remeasurements of defined benefit plans	158	142	(24)	408
Income tax related to items that will not be reclassified to profit or loss	(38)	(14)	7	(85)
Total of items that will not be reclassified to profit or loss	**120**	**128**	**(17)**	**323**
Items that may be reclassified to profit or loss				
Translation differences	(19)	726	(1 627)	537
Net investment hedges	(11)	(35)	111	(40)
Cash flow and other hedges	(43)	20	1	21
Financial assets at fair value through other comprehensive income	(4)	(12)	9	19
Other changes, net	2	3	7	3
Income tax related to items that may be reclassified subsequently to profit or loss	11	8	(28)	8
Total of items that may be reclassified to profit or loss	**(64)**	**710**	**(1 527)**	**548**
Other comprehensive income/(loss), net of tax	**56**	**838**	**(1 544)**	**871**
Total comprehensive income/(loss) for the period	**600**	**1 651**	**(884)**	**2 155**
Attributable to:				
Equity holders of the parent	597	1 657	(889)	2 147
Non-controlling interests	3	(6)	5	8
Total comprehensive income/(loss) attributable to equity holders of the parent arises from:				
Continuing operations	587	1 633	(911)	2 624
Discontinued operations	10	24	22	(477)

The above condensed consolidated statement of comprehensive income should be read in conjunction with accompanying notes.

29 January 2026 16

NOKIA

Consolidated statement of financial position (condensed)

EUR million	Note	31 December 2025	31 December 2024
ASSETS			
Goodwill		5 996	5 736
Other intangible assets		1 399	802
Property, plant and equipment		1 570	1 362
Right-of-use assets		920	758
Investments in associated companies and joint ventures		180	124
Non-current interest-bearing financial investments	8	368	457
Other non-current financial assets	8	1 072	1 182
Defined benefit pension assets	6	6 380	6 932
Deferred tax assets	7	3 643	3 599
Other non-current receivables		277	210
Total non-current assets		**21 805**	**21 162**
Inventories		2 209	2 163
Trade receivables	8	4 975	5 248
Contract assets		805	694
Current income tax assets		256	202
Other current receivables		784	767
Current interest-bearing financial investments	8	961	1 661
Other current financial assets	8	340	629
Cash and cash equivalents	8	5 462	6 623
Total current assets		**15 792**	**17 987**
Total assets		**37 597**	**39 149**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Share capital		246	246
Share premium		870	734
Treasury shares		(352)	(431)
Translation differences		(1 272)	263
Fair value and other reserves		3 955	3 963
Reserve for invested unrestricted equity		15 663	13 926
Retained earnings		1 857	1 956
Total shareholders' equity		**20 967**	**20 657**
Non-controlling interests		91	90
Total equity		**21 058**	**20 747**
Long-term interest-bearing liabilities	8, 9	2 329	2 918
Long-term lease liabilities		797	664
Defined benefit pension and post-employment liabilities	6	1 947	2 083
Deferred tax liabilities		392	562
Contract liabilities		286	185
Other non-current liabilities		147	117
Provisions	10	637	479
Total non-current liabilities		**6 535**	**7 008**
Short-term interest-bearing liabilities	8, 9	1 084	969
Short-term lease liabilities		203	199
Other financial liabilities	8	316	1 668
Contract liabilities		1 562	1 506
Current income tax liabilities		344	207
Trade payables	8	2 978	3 213
Other current liabilities	8	2 738	2 883
Provisions	10	779	749
Total current liabilities		**10 004**	**11 394**
Total liabilities		**16 539**	**18 402**
Total shareholders' equity and liabilities		**37 597**	**39 149**
Shareholders' equity per share, EUR		3.76	3.84
Number of shares ('000 shares, excluding treasury shares)		5 582 534	5 373 149

The above condensed consolidated statement of financial position should be read in conjunction with accompanying notes.

29 January 2026 17

Consolidated statement of cash flows (condensed)

EUR million	Q4'25	Q4'24	Q1-Q4'25	Q1-Q4'24
Cash flow from operating activities				
Profit for the period	544	813	660	1 284
Adjustments	642	492	2 065	2 157
Depreciation and amortization	284	244	1 119	1 014
Impairment charges	14	7	18	611
Gain on sale of businesses and associated companies	(10)	(38)	(23)	(286)
Restructuring charges	248	97	391	388
Financial income and expenses[1]	(55)	(79)	(11)	(107)
Income tax expense	65	205	277	385
Other[1]	96	56	294	152
Cash flows from operations before changes in net working capital	1 186	1 305	2 725	3 441
Change in net working capital	(693)	(1 064)	(209)	(569)
Increase in receivables	(964)	(1 913)	(25)	(364)
Decrease in inventories	208	440	149	404
Increase/(decrease) in non-interest-bearing liabilities	63	409	(333)	(609)
Cash flows from operations	493	241	2 516	2 872
Interest received	25	58	163	226
Interest paid	(44)	(50)	(212)	(263)
Income taxes paid, net	(101)	(40)	(396)	(342)
Net cash flows from operating activities	**373**	**209**	**2 071**	**2 493**
Cash flow from investing activities				
Purchase of property, plant and equipment and intangible assets	(147)	(158)	(606)	(472)
Proceeds from sale of property, plant and equipment and intangible assets	6	11	28	97
Acquisition of businesses, net of cash acquired	—	(10)	(1 730)	(37)
Purchase of shares in associated companies	(50)	—	(50)	—
Proceeds from disposal of businesses, net of cash disposed	—	(129)	40	(29)
Proceeds from disposal of shares in associated companies	—	55	—	259
Purchase of interest-bearing financial investments	(185)	(129)	(337)	(924)
Proceeds from interest-bearing financial investments	25	181	1 102	1 138
Purchase of other financial assets	(11)	(62)	(117)	(280)
Proceeds from other financial assets	53	8	186	70
Other	(16)	20	88	61
Net cash flows used in investing activities	**(325)**	**(213)**	**(1 396)**	**(117)**
Cash flow from financing activities				
Proceeds from issuance of shares	859	—	859	—
Acquisition of treasury shares	—	(386)	(624)	(680)
Purchase of equity instruments of subsidiaries	(501)	—	(501)	—
Proceeds from long-term borrowings	—	101	151	101
Repayment of long-term borrowings	(1)	(3)	(875)	(462)
Proceeds from/(repayment of) short-term borrowings	377	14	360	(6)
Payment of principal portion of lease liabilities	(54)	(69)	(221)	(233)
Dividends paid	(166)	(167)	(759)	(723)
Net cash flows from/(used in) financing activities	**514**	**(510)**	**(1 610)**	**(2 003)**
Translation differences	8	66	(226)	16
Net increase/(decrease) in cash and cash equivalents	**570**	**(448)**	**(1 161)**	**389**
Cash and cash equivalents at beginning of period	4 892	7 071	6 623	6 234
Cash and cash equivalents at end of period	5 462	6 623	5 462	6 623

(1) In Q3 2025, Nokia changed how it presents gains and losses from venture fund investments. The prior period comparative financial information has been recast accordingly. For more information, refer to Note 1. General information.

Consolidated statement of cash flows combines cash flows from both the continuing and the discontinued operations.

The above condensed consolidated statement of cash flows should be read in conjunction with accompanying notes.

29 January 2026 18

Consolidated statement of changes in shareholders' equity (condensed)

EUR million	Share capital	Share premium	Treasury shares	Translation differences	Fair value and other reserves	Reserve for invested unrestricted equity	Retained earnings	Total shareholders' equity	Non-controlling interests	Total equity
1 January 2024	**246**	**628**	**(352)**	**(249)**	**3 605**	**15 255**	**1 404**	**20 537**	**91**	**20 628**
Profit for the period							1 277	1 277	7	1 284
Other comprehensive income				512	358			870	1	871
Total comprehensive income	**—**	**—**	**—**	**512**	**358**	**—**	**1 277**	**2 147**	**8**	**2 155**
Share-based payments		241						241		241
Settlement of share-based payments		(135)				99		(36)		(36)
Acquisition of treasury shares(1)			(686)			(821)		(1 507)		(1 507)
Cancellation of treasury shares(1)			607			(607)		—		—
Adjustment to financial liability to acquire non-controlling interest							(11)	(11)		(11)
Dividends							(714)	(714)	(9)	(723)
Total transactions with owners	**—**	**106**	**(79)**	**—**	**—**	**(1 329)**	**(725)**	**(2 027)**	**(9)**	**(2 036)**
31 December 2024	**246**	**734**	**(431)**	**263**	**3 963**	**13 926**	**1 956**	**20 657**	**90**	**20 747**
1 January 2025	**246**	**734**	**(431)**	**263**	**3 963**	**13 926**	**1 956**	**20 657**	**90**	**20 747**
Profit for the period							651	651	9	660
Other comprehensive loss				(1 535)	(8)		3	(1 540)	(4)	(1 544)
Total comprehensive loss	**—**	**—**	**—**	**(1 535)**	**(8)**	**—**	**654**	**(889)**	**5**	**(884)**
Share-based payments		337						337		337
Settlement of share-based payments		(262)				176		(86)		(86)
Acquisition of treasury shares(2)			(624)			830		206		206
Cancellation of treasury shares(2)			703			(703)		—		—
Directed share issue						850		850		850
Acquisition through business combinations		61				584		645	2	647
Dividends							(753)	(753)	(6)	(759)
Total transactions with owners	**—**	**136**	**79**	**—**	**—**	**1 737**	**(753)**	**1 199**	**(4)**	**1 195**
31 December 2025	**246**	**870**	**(352)**	**(1 272)**	**3 955**	**15 663**	**1 857**	**20 967**	**91**	**21 058**

(1) In January 2024, Nokia announced a share buyback program under which it acquired 157 646 220 shares for an aggregate amount of EUR 600 million during the period between 20 March and 21 November 2024. The purpose of the repurchases was to optimize Nokia's capital structure through the reduction of capital. The repurchased shares were canceled in December 2024.

(2) In November 2024, Nokia announced a new share buyback program to offset the dilutive effect of the acquisition of Infinera Corporation. Share purchases commenced on 25 November 2024 and the program was completed on 2 April 2025 when Nokia had acquired 150 000 000 shares representing the maximum number of shares that could be repurchased under the program for an aggregate amount of EUR 703 million. The repurchased shares were canceled on 23 April 2025.

All repurchases are funded using funds in the reserve for invested unrestricted equity and the repurchases reduce the total unrestricted equity.

The above condensed consolidated statement of changes in shareholders' equity should be read in conjunction with accompanying notes.

29 January 2026 19

Notes to Financial statements

1. GENERAL INFORMATION

This unaudited and condensed consolidated financial statement information of Nokia has been prepared in accordance with IAS 34, Interim Financial Reporting, and it should be read in conjunction with the annual consolidated financial statements for 2024 prepared in accordance with IFRS® Accounting Standards as published by the IASB and as adopted by the EU. The same accounting policies, methods of computation and applications of judgment are followed in this financial statement information as was followed in the annual consolidated financial statements for 2024, except for the below.

In Q3 2025, Nokia completed a strategic review of its venture fund investment activities. As a result, Nokia no longer views broad-based venture fund investments as having a strategic role and has initiated a process to scale down these investments. Consequently, the presentation of the results of venture fund investments as operating activities is no longer considered relevant, and therefore beginning from Q3 2025, Nokia is presenting the gains and losses from venture fund investments, including the changes in fair value and the fund management fees, as financial income and expenses. For the segment reporting purposes, the results of venture fund investments had previously been included in the operating results of Group Common and Other. The comparative financial information has been reclassified accordingly. As a result of the reclassification, in Q4 2024 Nokia's reported selling, general and administrative costs decreased by EUR 5 million, other operating income decreased by EUR 61 million and financial income increased by EUR 56 million. In Q1-Q4 2024, Nokia's reported selling, general and administrative costs decreased by EUR 18 million, other operating income decreased by EUR 47 million and financial income increased by EUR 29 million. Additionally, in Q4 2024 and Q1-Q4 2024, EUR 56 million and EUR 29 million, respectively, was reclassified from "other" to "financial income and expenses" within adjustments in Nokia's consolidated cash flow statement.

Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information. This financial report was authorized for issue by the Board of Directors on 29 January 2026.

Net sales and operating profit of the Nokia group, particularly in Network Infrastructure, Mobile Networks and Cloud and Network Services segments, are subject to seasonal fluctuations being generally highest in the fourth quarter and lowest in the first quarter of the year. This is mainly due to the seasonality in the spending cycles of communications service providers.

Acquisition of Infinera

On 28 February 2025, Nokia completed the acquisition of Infinera Corporation (Infinera), pursuant to the definitive agreement announced on 27 June 2024. Infinera, the San Jose based global supplier of innovative open optical networking solutions and advanced optical semiconductors, has become part of the Nokia group effective as of the closing with Nokia holding 100% of its equity and voting rights. Refer to Note 3. Acquisitions for more information on the acquisition and its impact on Nokia's financial position and performance.

Nokia Shanghai Bell

In 2017, Nokia and China Huaxin Post & Telecommunication Economy Development Center (China Huaxin) commenced operations of the joint venture Nokia Shanghai Bell (NSB). The contractual arrangement provided China Huaxin with the right to fully transfer its ownership interest in NSB to Nokia and Nokia with the right to purchase China Huaxin's ownership interest in NSB in exchange for a future cash settlement. To reflect this, Nokia derecognized the non-controlling interest balance related to NSB and recognized a financial liability based on the estimated future cash settlement to acquire China Huaxin's ownership interest. Any changes in the estimated future cash settlement were recorded in financial income and expense.

In 2024, Nokia and China Huaxin together reviewed the future ownership structure of NSB. Following those discussions, in the fourth quarter of 2024, Nokia exercised its call option, outlined in NSB's shareholders' agreement, to initiate the process to become the sole shareholder by purchasing China Huaxin's approximately 50% share in NSB. This allows Nokia to simplify its ownership structure in China while Nokia remains committed to continue serving the local market. Nokia's acquisition of China Huaxin's ownership interest was completed in December 2025 with the cash settlement amounting to EUR 501 million. Cash settlement is presented in the statement of cash flows as purchase of equity instruments of subsidiaries in the financing activities.

Comparable measures

Nokia presents in these condensed consolidated financial statements financial information on both a reported and comparable basis. Comparable measures exclude intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. In order to allow full visibility on determining comparable results, information on items affecting comparability is presented separately for each of the components of profit or loss.

As comparable financial measures are not defined in IFRS they may not be directly comparable with similarly titled measures used by other companies, including those in the same industry. The primary rationale for presenting these measures is that the management uses these measures in assessing the financial performance of Nokia and believes that these measures provide meaningful supplemental information on the underlying business performance of Nokia. These financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. For further details on alternative performance measures used by Nokia and reconciliations to the closest IFRS-defined measures, refer to the Alternative performance measures section accompanying this consolidated financial statement information.

Foreign exchange rates

Nokia's net sales are derived from various countries and invoiced in various currencies. Therefore, our business and results from operations are exposed to changes in foreign exchange rates between the euro, our reporting currency, and other currencies, such as the US dollar, the Indian rupee and the Chinese yuan. To mitigate the impact of changes in exchange rates on our results, we hedge operative forecasted net foreign exchange exposures, typically within a 12-month horizon, and apply hedge accounting in the majority of cases.

The below table shows the exposure of Nokia's continuing and discontinued operations to different currencies for net sales and total costs.

	Q4'25		Q4'24		Q3'25	
	Net sales	**Total costs**	**Net sales**	**Total costs**	**Net sales**	**Total costs**
EUR	~25%	~25%	~25%	~30%	~25%	~25%
USD	~60%	~50%	~55%	~45%	~55%	~50%
INR	~0%	~5%	~0%	~5%	~5%	~5%
CNY	~0%	~5%	~5%	~5%	~0%	~5%
Other	~15%	~15%	~15%	~15%	~15%	~15%
Total	100%	100%	100%	100%	100%	100%

End of Q4'25 balance sheet rate 1 EUR = 1.18 USD, end of Q4'24 balance sheet rate 1 EUR = 1.04 USD and end of Q3'25 balance sheet rate 1 EUR = 1.17 USD

29 January 2026 20

New and amended standards and interpretations

New standards and amendments to existing standards that became effective on 1 January 2025, did not have a material impact on Nokia's consolidated financial statements. New standards and amendments to existing standards issued by the IASB that are not yet effective are not expected to have a material impact on Nokia's consolidated financial statements when adopted, except for IFRS 18 Presentation and Disclosure in Financial Statements which was published in April 2024.

IFRS 18 sets out the requirements for presentation and disclosures in financial statements and it will replace IAS 1 Presentation of Financial Statements. The new standard is effective for annual reporting periods beginning on or after 1 January 2027, with earlier application permitted. IFRS 18 is yet to be endorsed by the EU. Nokia is assessing the impact of IFRS 18 on its consolidated financial statements but as it's not changing the recognition and measurement requirements it is not expected to have significant impact other than on the presentation of financial information.

2. SEGMENT INFORMATION

Nokia has four operating and reportable segments for financial reporting purposes: (1) Network Infrastructure, (2) Mobile Networks, (3) Cloud and Network Services and (4) Nokia Technologies. Nokia also presents segment-level information for Group Common and Other. In addition, Nokia provides net sales disclosure for the following business divisions within the Network Infrastructure segment: (i) IP Networks, (ii) Optical Networks and (iii) Fixed Networks. For detailed segment descriptions, please refer to Note 2.2. Segment Information, in the annual consolidated financial statements for 2024.

Effective 1 January 2025, Nokia moved its Managed Services business into its Mobile Networks segment. The Managed Services business provides outsourced network management of multi-vendor RAN networks for operators and, since 2021, has been part of Cloud and Network Services segment. As the Cloud and Network Services segment is increasingly transitioning towards cloud-native software sales, "as-a-service" product offerings and helping customers to monetize networks through API's, Nokia believes that Managed Services is more aligned and fits better with its Mobile Networks segment. Comparative financial information for Mobile Networks and Cloud and Networks Services segments has been recast accordingly.

On 28 February 2025, Nokia completed the acquisition of Infinera Corporation (Infinera), a San Jose based global supplier of innovative open optical networking solutions and advanced optical semiconductors. Nokia has reported the acquired business as part of its Optical Networks business unit in its Network Infrastructure segment as of the closing of the transaction. Refer to Note 3. Acquisition for more information.

Beginning from Q3 2025, Nokia is presenting the gains and losses from venture fund investments, including the changes in fair value and the fund management fees, as financial income and expenses. The comparative financial information for the Nokia Group, and Group Common and Other where the results of venture fund investments had previously been included, has been recast accordingly. Refer to Note 1. General information for more information.

Accounting policies of the segments are the same as those for the group, except that items affecting comparability are not allocated to the segments. For more information on comparable measures and items affecting comparability, refer to Note 1. General information, and to the Alternative Performance Measures section accompanying this consolidated financial statement information. Inter-segment revenues and transfers are accounted for as if the revenues were to third parties, that is, at current market prices.

Q4'25 EUR million	Network Infrastructure[1]	Mobile Networks	Cloud and Network Services	Nokia Technologies	Group Common and Other	Eliminations and unallocated items	Nokia Group
Net sales	**2 407**	**2 502**	**837**	**384**	**6**	**(11)**	**6 125**
of which to other segments	*3*	*3*	—	—	—	*(6)*	—
Gross profit	**1 074**	**1 004**	**485**	**384**	**2**	**(195)**	**2 753**
Gross margin %	*44.6%*	*40.1%*	*57.9%*	*100.0%*	*33.3%*		*44.9%*
Research and development expenses	(414)	(564)	(147)	(91)	(35)	(125)	(1 375)
Selling, general and administrative expenses	(270)	(182)	(111)	(46)	(76)	(195)	(880)
Other operating income and expenses	7	25	10	3	—	(2)	43
Operating profit/(loss)	**397**	**283**	**237**	**250**	**(110)**	**(518)**	**540**
Operating margin %	*16.5%*	*11.3%*	*28.3%*	*65.1%*	*(1 833.3)%*		*8.8%*
Share of results of associates and joint ventures	4	3	—	(1)	—	—	5
Financial income and expenses							55
Profit before tax							**599**
Depreciation and amortization	*(56)*	*(80)*	*(18)*	*(11)*	*(5)*	*(114)*	*(284)*

(1) Includes Optical Networks net sales of EUR 982 million, IP Networks net sales of EUR 783 million and Fixed Networks net sales of EUR 643 million.

29 January 2026 21

Q4'24 EUR million	Network Infrastructure[1]	Mobile Networks	Cloud and Network Services	Nokia Technologies	Group Common and Other	Eliminations and unallocated items	Nokia Group
Net sales	**2 031**	**2 545**	**940**	**463**	**6**	**(2)**	**5 983**
of which to other segments	*1*	*1*	—	—	—	*(2)*	—
Gross profit	**923**	**950**	**483**	**462**	**7**	**(64)**	**2 761**
Gross margin %	*45.4%*	*37.3%*	*51.4%*	*99.8%*	*116.7%*		*46.1%*
Research and development expenses	(323)	(558)	(141)	(65)	(42)	(7)	(1 136)
Selling, general and administrative expenses	(210)	(203)	(121)	(42)	(56)	(151)	(784)
Other operating income and expenses	9	12	1	1	—	(2)	21
Operating profit/(loss)	**398**	**201**	**222**	**356**	**(91)**	**(225)**	**861**
Operating margin %	*19.6%*	*7.9%*	*23.6%*	*76.9%*	*(1 516.7)%*		*14.4%*
Share of results of associates and joint ventures	—	—	2	(1)	—	—	2
Financial income and expenses							85
Profit before tax							**948**
Depreciation and amortization	*(43)*	*(94)*	*(17)*	*(6)*	*(4)*	*(80)*	*(244)*

(1) Includes Optical Networks net sales of EUR 521 million, IP Networks net sales of EUR 822 million and Fixed Networks net sales of EUR 689 million.

Q1-Q4'25 EUR million	Network Infrastructure[1]	Mobile Networks	Cloud and Network Services	Nokia Technologies	Group Common and Other	Eliminations and unallocated items	Nokia Group
Net sales	**7 986**	**7 806**	**2 606**	**1 501**	**17**	**(27)**	**19 889**
of which to other segments	*6*	*6*	—	—	—	*(12)*	—
Gross profit/(loss)	**3 286**	**2 892**	**1 299**	**1 501**	**(4)**	**(315)**	**8 659**
Gross margin %	*41.1%*	*37.0%*	*49.8%*	*100.0%*	*(23.5)%*		*43.5%*
Research and development expenses	(1 536)	(2 076)	(567)	(309)	(126)	(241)	(4 855)
Selling, general and administrative expenses	(985)	(687)	(421)	(149)	(243)	(588)	(3 073)
Other operating income and expenses	15	91	27	16	—	5	154
Operating profit/(loss)	**780**	**220**	**338**	**1 059**	**(373)**	**(1 139)**	**885**
Operating margin %	*9.8%*	*2.8%*	*13.0%*	*70.6%*	*(2 194.1)%*		*4.4%*
Share of results of associates and joint ventures	8	8	—	3	—	—	19
Financial income and expenses							11
Profit before tax							**915**
Depreciation and amortization	*(206)*	*(346)*	*(64)*	*(40)*	*(18)*	*(445)*	*(1 119)*

(1) Includes Optical Networks net sales of EUR 3 019 million, IP Networks net sales of EUR 2 594 million and Fixed Networks net sales of EUR 2 373 million.

Q1-Q4'24 EUR million	Network Infrastructure[1]	Mobile Networks	Cloud and Network Services	Nokia Technologies	Group Common and Other	Eliminations and unallocated items	Nokia Group
Net sales	**6 518**	**8 158**	**2 589**	**1 928**	**34**	**(7)**	**19 220**
of which to other segments	*1*	*4*	*1*	—	*1*	*(7)*	—
Gross profit	**2 737**	**3 219**	**1 157**	**1 926**	**5**	**(180)**	**8 864**
Gross margin %	*42.0%*	*39.5%*	*44.7%*	*99.9%*	*14.7%*		*46.1%*
Research and development expenses	(1 207)	(2 160)	(550)	(250)	(131)	(214)	(4 512)
Selling, general and administrative expenses	(815)	(756)	(444)	(163)	(227)	(467)	(2 872)
Other operating income and expenses	46	149	43	1	4	247	490
Operating profit/(loss)	**761**	**452**	**206**	**1 514**	**(349)**	**(614)**	**1 970**
Operating margin %	*11.7%*	*5.5%*	*8.0%*	*78.5%*	*(1 026.5)%*		*10.2%*
Share of results of associates and joint ventures	—	1	7	(1)	—	—	7
Financial income and expenses							114
Profit before tax							**2 091**
Depreciation and amortization	*(167)*	*(377)*	*(67)*	*(32)*	*(16)*	*(314)*	*(973)*

(1) Includes Optical Networks net sales of EUR 1 636 million, IP Networks net sales of EUR 2 583 million and Fixed Networks net sales of EUR 2 299 million.

29 January 2026 22

NOKIA

Reconciling items between the total segment operating profit and group operating profit

EUR million	Q4'25	Q4'24	Q1-Q4'25	Q1-Q4'24
Total segment operating profit	**1 058**	**1 086**	**2 024**	**2 584**
Restructuring and associated charges	(299)	(121)	(478)	(445)
Amortization and depreciation of acquired intangible assets and property, plant and equipment	(115)	(79)	(444)	(314)
Provision for contractual claims	(66)	—	(66)	—
Loss on defined benefit plan amendment	(24)	—	(24)	—
Transaction and related costs, including integration costs	(10)	(22)	(33)	(23)
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(5)	—	(88)	—
Impairment and write-off of assets, net of reversals	4	(6)	—	(89)
Disposal of businesses	(3)	—	(6)	67
Divestment of associates	—	4	—	190
Operating profit for the group	**540**	**861**	**885**	**1 970**

3. ACQUISITIONS

Acquisition of Infinera

On 28 February 2025, Nokia completed the acquisition of Infinera Corporation (Infinera), pursuant to the definitive agreement announced on 27 June 2024. Infinera, the San Jose based global supplier of innovative open optical networking solutions and advanced optical semiconductors, became part of the Nokia group effective as of the closing with Nokia holding 100% of its equity and voting rights. The acquisition is expected to significantly improve Nokia's scale and profitability in optical networks, and accelerate Nokia's growth strategy in data centers and strengthen its presence both in North America and with hyperscalers. Nokia is reporting the acquired business as part of its Network Infrastructure segment.

Purchase consideration

The purchase consideration transferred to the Infinera shareholders comprised cash and 127 434 986 Nokia shares in the form of American Depository Shares (ADSs). The fair value of Nokia shares issued was determined with reference to the closing price of Nokia ADSs in the New York Stock Exchange on 28 February 2025. The total purchase consideration also included the fair value of the portion of Infinera's performance and restricted shares attributable to pre-combination services that were replaced with Nokia's share-based payment awards, and the fair value of Infinera's convertible senior notes as described below.

The acquisition resulted in a conversion event and a "make whole fundamental change" for Infinera's convertible senior notes in accordance with relevant indentures. The fair value of convertible notes included in the purchase consideration was determined with regards to the pricing mechanism of the "make whole fundamental change" in accordance with the bond terms. The pricing formula included a component which was dependent on the performance of Nokia ADSs 40 trading days after conversion notice from each individual bondholder. The fair value of convertible notes included as part of the purchase consideration was determined based on the closing price of Nokia ADSs in the New York Stock Exchange at the date of acquisition.

Conversion elections expired on 19 March 2025 with all bondholders surrendering their notes. The surrendered notes were settled in cash in May 2025. In the first and second quarter of 2025, Nokia recognized EUR 23 million loss in total in the financial expenses in the consolidated income statement for the change in the fair value of convertible notes between the acquisition date and the subsequent settlement date.

EUR million	28 February 2025
Cash	1 066
Infinera's convertible notes	785
Nokia shares issued	584
Portion of the replacement equity awards attributable to pre-combination service	61
Total purchase consideration	**2 496**

29 January 2026 23

Fair value of identifiable net assets acquired and goodwill EUR million 28 February 2025 ASSETS Intangible assets 1 111 Property plant and equipment 241 Deferred tax assets 82 Inventories 337 Trade receivables 349 Other assets 207 Cash and cash equivalents 78 Assets acquired 2 405 LIABILITIES Deferred tax liabilities 37 Trade payables 230 Contract liabilities 184 Other liabilities 291 Liabilities assumed 742 Net identifiable assets acquired 1 663 Goodwill 833 Net assets acquired 2 496 The adjustments to the provisional estimates of assets acquired and liabilities assumed during the fourth quarter of 2025 to complete the purchase price allocation were not material. Goodwill arising from the acquisition of Infinera amounts to EUR 833 million and is primarily attributable to the acquired workforce, as well as anticipated synergies and economies of scale. Goodwill is allocated in its entirety to the Network Infrastructure segment and is expected not to be deductible for income tax purposes. Fair values of identifiable intangible assets acquired Fair value Amortization period EUR million Years Customer relationships 646 12 Technologies 380 3-4 Tradenames and other 85 3-4 Total 1 111 Acquisition-related costs amounted to EUR 41 million of which EUR 21 million is recorded in 2025. Acquisition-related costs are presented in selling, general and administrative expenses in the consolidated income statement, and in operating cash flows in the consolidated statement of cash flows. From 28 February to 31 December 2025 the acquired business contributed net sales of EUR 1 258 million and an operating loss of EUR 215 million to the consolidated income statement. Nokia group net sales and operating profit in 2025 would have been EUR 20 092 million and EUR 846 million, respectively, had the acquisition been completed on 1 January 2025. The information regarding the combined entity’s net sales and operating loss as of the beginning of 2025 is for illustrative purposes only, and is calculated by using the subsidiary’s results for January-February 2025 and adjusting them for the impacts of accounting policy alignment and release of purchase price allocation adjustments. 29 January 2026 24

NOKIA

4. DISCONTINUED OPERATIONS

On 31 December 2024, Nokia completed the sale of its wholly owned subsidiary Alcatel Submarine Networks (ASN) to the French State. Nokia retained a 20% shareholding in ASN with board representation to ensure a smooth transition until targeted exit, at which point it is planned for the French State to acquire Nokia's remaining interest. Nokia accounts for its remaining interest in ASN as an investment in an associated company. The Submarine Networks business, which was previously reported as part of Network Infrastructure operating segment, is presented as a discontinued operation.

Results of discontinued operations

	Reported			
EUR million	**Q4'25**	**Q4'24**	**Q1-Q4'25**	**Q1-Q4'24**
Net sales	—	331	—	1059
Expenses	—	(284)	—	(989)
Operating profit	—	47	—	70
Financial income and expenses	—	(6)	—	(7)
Impairment loss recognized on the remeasurement to fair value less costs to sell	—	—	—	(514)
Gain on sale	10	29	22	29
Profit/(loss) from discontinued operations before tax	10	70	22	(422)
Income tax expense	—	(3)	—	(5)
Profit/(loss) from discontinued operations[1]	10	67	22	(427)

(1) Profit/(loss) from discontinued operations is attributable to the equity holders of the parent in its entirety.

Cash flows from discontinued operations

EUR million	**Q4'25**	**Q4'24**	**Q1-Q4'25**	**Q1-Q4'24**
Net cash flows used in operating activities	—	195	—	193
Net cash flows (used in)/from investing activities	—	(153)	40	(188)
Net cash flows used in financing activities	—	(6)	—	(18)
Net cash flow from/(used in) discontinued operations	—	36	40	(13)

29 January 2026 25

5. NET SALES

Management has determined that Nokia's geographic areas are considered as the primary determinants to depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Nokia's primary customer base consists of companies that operate on a country-specific or a regional basis. Although Nokia's technology cycle is similar around the world, different countries and regions are inherently in a different stage of that cycle, often influenced by macroeconomic conditions specific to those countries and regions. In addition to net sales to external customers by region, the chief operating decision maker reviews segment net sales by aggregated regions and net sales by customer type disclosed below.

Each reportable segment, as described in Note 2. Segment information, consists of customers that operate in all geographic areas. No reportable segment has a specific revenue concentration in any geographic area other than Nokia Technologies, which is included within Europe.

Group net sales by region

EUR million	Q4'25	Q4'24	YoY change	Q1-Q4'25	Q1-Q4'24	YoY change
Americas	**2 213**	**2 077**	**7%**	**6 985**	**6 276**	**11%**
Latin America	245	287	(15)%	784	895	(12)%
North America	1 968	1 791	10%	6 201	5 381	15%
APAC	**1 380**	**1 475**	**(6)%**	**4 639**	**4 549**	**2%**
Greater China	252	339	(26)%	913	1 134	(19)%
India	393	463	(15)%	1 534	1 373	12%
Rest of APAC	736	674	9%	2 192	2 042	7%
EMEA	**2 532**	**2 431**	**4%**	**8 265**	**8 395**	**(2)%**
Europe	1 803	1 797	0%	6 165	6 362	(3)%
Middle East & Africa	729	633	15%	2 100	2 033	3%
Total	**6 125**	**5 983**	**2%**	**19 889**	**19 220**	**3%**

Segment net sales by region

EUR million	Q4'25	Q4'24	YoY change	Q1-Q4'25	Q1-Q4'24	YoY change
Network Infrastructure	**2 407**	**2 031**	**19%**	**7 986**	**6 518**	**23%**
Americas	1 177	861	37%	3 688	2 726	35%
APAC	412	489	(16)%	1 648	1 426	16%
EMEA	818	682	20%	2 650	2 366	12%
Mobile Networks	**2 502**	**2 545**	**(2)%**	**7 806**	**8 158**	**(4)%**
Americas	663	746	(11)%	2 182	2 396	(9)%
APAC	802	810	(1)%	2 464	2 593	(5)%
EMEA	1 037	988	5%	3 160	3 169	0%
Cloud and Network Services	**837**	**940**	**(11)%**	**2 606**	**2 589**	**1%**
Americas	376	470	(20)%	1 120	1 153	(3)%
APAC	167	174	(4)%	529	517	2%
EMEA	294	297	(1)%	957	919	4%
Nokia Technologies	**384**	**463**	**(17)%**	**1 501**	**1 928**	**(22)%**
Group Common and Other[(1)]	**(5)**	**4**	**(225)%**	**(10)**	**27**	**(137)%**
Total	**6 125**	**5 983**	**2%**	**19 889**	**19 220**	**3%**

(1) Includes eliminations of inter-segment revenues and unallocated items.

Net sales by customer type

EUR million	Q4'25	Q4'24	YoY change	Q1-Q4'25	Q1-Q4'24	YoY change
Communications service providers (CSP)	4 736	4 828	(2)%	15 313	15 085	2%
Enterprise	1 016	689	47%	3 085	2 180	42%
Licensees	384	463	(17)%	1 501	1 928	(22)%
Other[(1)]	(10)	4	(350)%	(10)	27	(137)%
Total	**6 125**	**5 983**	**2%**	**19 889**	**19 220**	**3%**

(1) In 2025 includes eliminations of inter-segment revenues, unallocated items and certain other items. In 2024 includes net sales of Radio Frequency Systems (RFS), which was managed as a separate entity, and certain other items, such as eliminations of inter-segment revenues. RFS net sales also include revenue from enterprise customers and communications service providers.

29 January 2026 26

6. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

Nokia operates several post-employment plans in various countries including both defined contribution and defined benefit plans. Defined benefit plans include pension plans and other post-employment benefit plans, providing retirement healthcare benefits and life insurance coverage. Nokia remeasures all pension and other post-employment plan assets and obligations annually as of 31 December, through valuations performed by external actuaries. At 31 December 2025, the weighted average discount rates used in remeasurement of the most significant plans were as follows (comparatives at 31 December 2024): US Pension 5.0% (5.3%), US OPEB 5.0% (5.3%), Germany 3.9% (3.4%) and UK 5.7% (5.6%).

The funded status of Nokia's defined benefit plans (before the effect of the asset ceiling) increased from 131%, or EUR 4 340 million, at 30 September 2025 to 133% or EUR 4 522 million, at 31 December 2025. During the quarter (comparatives during the quarter ending 30 September 2025) the global defined benefit plan asset portfolio was invested approximately 50% (3%) in insurance contracts, 39% (85%) fixed income and cash, 6% (5%) in equities and 5% (7%) in other asset classes, mainly private equity and real estate.

Changes in pension and post-employment net asset/(liability)

	31 December 2025			31 December 2024		
EUR million	**Pensions[1]**	**US OPEB**	**Total**	**Pensions[1]**	**US OPEB**	**Total**
Net asset/(liability) recognized 1 January	**5 541**	**(692)**	**4 849**	**4 755**	**(796)**	**3 959**
Recognized in income statement	70	(34)	36	55	(37)	18
Recognized in other comprehensive income[2]	(12)	(12)	(24)	257	156	413
Contributions and benefits paid	124	3	127	145	3	148
Exchange differences and other movements[3]	(662)	107	(555)	329	(18)	311
Net asset/(liability) recognized at the end of the period	**5 061**	**(628)**	**4 433**	**5 541**	**(692)**	**4 849**

(1) Includes pensions, retirement indemnities and other post-employment plans.
(2) Includes EUR 236 million gain resulting from a pension buy-in transaction during the fourth quarter of 2025.
(3) Includes Section 420 transfers, medicare subsidies and other transfers, including acquisition related EUR 11 million increase in net pension liability in 2025.

Funded status

EUR million	**31 December 2025**	**30 September 2025**	**30 June 2025**	**31 March 2025**	**31 December 2024**
Defined benefit obligation	(13 793)	(14 179)	(14 239)	(15 208)	(15 789)
Fair value of plan assets	18 315	18 519	18 524	20 106	20 723
Funded status	**4 522**	**4 340**	**4 285**	**4 898**	**4 934**
Effect of asset ceiling	(89)	(86)	(85)	(84)	(85)
Net asset recognized at the end of the period	**4 433**	**4 254**	**4 200**	**4 814**	**4 849**

7. DEFERRED TAXES

Deferred tax assets are recognized to the extent it is probable that future taxable profit will be available against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized in the relevant jurisdictions. At 31 December 2025, Nokia has recognized deferred tax assets of EUR 3.6 billion (EUR 3.6 billion at 31 December 2024).

In addition, at 31 December 2025, Nokia has unrecognized deferred tax assets of approximately EUR 5 billion (EUR 5 billion at 31 December 2024), the majority of which relate to France (approximately EUR 4 billion). These deferred tax assets have not been recognized due to uncertainty regarding their utilization. A significant portion of the French unrecognized deferred tax assets are indefinite in nature and available against future French tax liabilities, subject to a limitation of 50% of annual taxable profits.

Nokia continually evaluates the probability of utilizing its deferred tax assets and considers both positive and negative evidence in its assessment.

29 January 2026 27

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities measured at fair value are categorized based on the availability of observable inputs used to measure their fair value. The three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities, Level 1 being market values for exchange traded products, Level 2 being primarily based on publicly available market information and Level 3 requiring most management judgment. At the end of each reporting period, Nokia categorizes its financial assets and liabilities to the appropriate level of fair value hierarchy. Items for continuing operations carried at fair value in the following table are measured at fair value on a recurring basis. For more information about the valuation methods and principles, refer to Note 5.2. Financial assets and liabilities, and Note 5.3. Derivative and firm commitment assets and liabilities in the annual consolidated financial statements for 2024.

	Carrying amounts						Fair value
31 December 2025	**Amortized cost**	**Fair value through profit or loss**			**Fair value through other comprehensive income[1]**		
EUR million		**Level 1**	**Level 2**	**Level 3**	**Level 2**	**Total**	**Total**
Non-current interest-bearing financial investments	368	—	—	—	—	368	377
Venture funds and similar equity investments	—	—	—	857	—	857	857
Other non-current financial assets	96	—	82	—	37	215	215
Other current financial assets	231	—	—	—	17	248	248
Derivative assets	—	—	127	—	—	127	127
Trade receivables	—	—	—	—	4 975	4 975	4 975
Current interest-bearing financial investments	323	—	638	—	—	961	962
Cash and cash equivalents	4 647	—	815	—	—	5 462	5 462
Total financial assets	**5 665**	**—**	**1 662**	**857**	**5 029**	**13 213**	**13 223**
Long-term interest-bearing liabilities	2 329	—	—	—	—	2 329	2 401
Other long-term financial liabilities	28	—	—	31	—	59	59
Short-term interest-bearing liabilities	1 084	—	—	—	—	1 084	1 083
Other short-term financial liabilities	46	—	—	6	—	52	52
Derivative liabilities	—	—	266	—	—	266	266
Discounts without performance obligations	294	—	—	—	—	294	294
Trade payables	2 978	—	—	—	—	2 978	2 978
Total financial liabilities	**6 759**	**—**	**266**	**37**	**—**	**7 062**	**7 133**

	Carrying amounts						Fair value
31 December 2024	**Amortized cost**	**Fair value through profit or loss**			**Fair value through other comprehensive income[1]**		
EUR million		**Level 1**	**Level 2**	**Level 3**	**Level 2**	**Total**	**Total**
Non-current interest-bearing financial investments	457	—	—	—	—	457	466
Venture funds and similar equity investments	—	—	—	865	—	865	865
Other non-current financial assets	179	—	97	—	40	316	316
Other current financial assets	315	92	—	—	25	432	432
Derivative assets	—	—	197	—	—	197	197
Trade receivables	—	—	—	—	5 248	5 248	5 248
Current interest-bearing financial investments	486	—	1 175	—	—	1 661	1 661
Cash and cash equivalents	5 251	—	1 372	—	—	6 623	6 623
Total financial assets	**6 688**	**92**	**2 841**	**865**	**5 313**	**15 799**	**15 808**
Long-term interest-bearing liabilities	2 918	—	—	—	—	2 918	2 986
Other long-term financial liabilities	33	—	—	45	—	78	78
Short-term interest-bearing liabilities	969	—	—	—	—	969	969
Other short-term financial liabilities	883	—	—	488	—	1 371	1 371
Derivative liabilities	—	—	299	—	—	299	299
Discounts without performance obligations	380	—	—	—	—	380	380
Trade payables	3 213	—	—	—	—	3 213	3 213
Total financial liabilities	**8 396**	**—**	**299**	**533**	**—**	**9 228**	**9 296**

(1) No financial instruments measured at fair value through other comprehensive income are categorized in fair value hierarchy level 1 or level 3.

Lease liabilities are not included in the fair value of financial instruments.

Level 3 Financial assets include a large number of investments in unlisted equities and unlisted venture funds, including investments managed by NGP Capital specializing in growth-stage investing. The fair value of level 3 investments is determined using one or more valuation techniques with unobservable inputs, where the use of the market approach generally consists of using comparable market transactions, while the use of the income approach generally consists of calculating the net present value of expected future cash flows.

29 January 2026 28

Changes in level 3 financial assets and liabilities measured at fair value:

EUR million	Financial Assets	Financial Liabilities
1 January 2025	**865**	**(533)**
Net losses in income statement	(66)	(5)
Additions	111	—
Deductions	(52)	501
Other movements	(1)	—
31 December 2025	**857**	**(37)**

The gains and losses from financial assets and liabilities categorized in level 3 are included in financial income and expenses. A net loss of EUR 70 million related to level 3 financial instruments held at 31 December 2025 was included in the profit and loss during 2025 (net gain of EUR 17 million related to level 3 financial instruments held at 31 December 2024 during 2024).

9. INTEREST-BEARING LIABILITIES

					Carrying amount (EUR million)	
Issuer/borrower	**Instrument**	**Currency**	**Nominal (million)**	**Final maturity**	**31 December 2025**	**31 December 2024**
Nokia Corporation	EIB R&D Loan	EUR	500	2/2025	—	500
Nokia Corporation	NIB R&D Loan	EUR	83	5/2025	—	83
Nokia Corporation	2.375% Senior Notes	EUR	292	5/2025	—	292
Nokia Corporation	2.00% Senior Notes	EUR	630	3/2026	630	624
Nokia Corporation	4.375% Senior Notes	USD	500	6/2027	418	458
Nokia of America Corporation	6.50% Senior Notes	USD	74	1/2028	63	71
Nokia Corporation	3.125% Senior Notes	EUR	500	5/2028	490	487
Nokia of America Corporation	6.45% Senior Notes	USD	206	3/2029	176	199
Nokia Corporation	4.375% Sustainability-linked Senior Notes[1]	EUR	500	8/2031	503	513
Nokia Corporation	NIB R&D Loan[2]	EUR	250	10/2032	250	100
Nokia Corporation	6.625% Senior Notes	USD	500	5/2039	417	455
Nokia Corporation and various subsidiaries	Other liabilities[3]				466	105
Total					**3 413**	**3 887**

(1) The bond has a one-time redemption premium at maturity of EUR 4 million in case Nokia does not meet its commitment to reduce its greenhouse gas (GHG) emissions (in tCO2 e) across its value chain (Scope 1, 2, and 3) by 50% between 2019 and 2030. This target is one of Nokia's key sustainability targets and has been selected to be the Sustainability Performance Target in Nokia's Sustainable Finance Framework that enables the issuance of sustainability-linked financing instruments.

(2) The loan from the Nordic Investment Bank (NIB) is repayable in two installments in 2031 and 2032.

(3) At 31 December 2025, other liabilities contained the M&A loan of EUR 399 million, which was drawn to acquire China Huaxin's ownership interest in Nokia Shanghai Bell (NSB). The loan has been fully repaid during January 2026.

Nokia has committed Revolving Credit Facilities with nominal values of EUR 1 500 million maturing in June 2030 (with two one-year extension options) and EUR 500 million maturing in March 2027 (with a one-year extension option). Nokia also has a committed loan facility agreement of EUR 435 million with the European Investment Bank (EIB) with an availability period ending in December 2027. The EIB facility has not yet been disbursed and will have an average maturity of approximately seven years after disbursements.

For information about Nokia's uncommitted funding programs, refer to Note 5.4. Financial risk management in the annual consolidated financial statements for 2024. All borrowings and credit facilities are senior unsecured and have no financial covenants.

29 January 2026 29

10. PROVISIONS

EUR million	Restructuring	Litigation and Environmental	Warranty	Material liability	Other[1]	Total
At 1 January 2025	**219**	**242**	**230**	**145**	**392**	**1 228**
Business combinations	1	—	29	1	12	43
Charged to income statement						
Additions[2]	*397*	*165*	*295*	*109*	*72*	*1 038*
Reversals	*(6)*	*(18)*	*(56)*	*(115)*	*(106)*	*(301)*
Total charged/(credited) to income statement	391	147	239	(6)	(34)	737
Utilized during period[3]	(239)	(78)	(118)	(39)	(28)	(502)
Translation differences and other	(1)	(22)	(3)	(13)	(51)	(90)
At 31 December 2025	**371**	**289**	**377**	**88**	**291**	**1 416**
Non-current	**135**	**148**	**120**	**—**	**234**	**637**
Current	**236**	**141**	**257**	**88**	**57**	**779**

(1) Other provisions include provisions for various obligations such as project losses, indirect tax provisions, divestment-related provisions, certain employee-related provisions other than restructuring provisions and asset retirement obligations.
(2) Additions to warranty provision are primarily due to a contract settlement related to a customer specific project that started in 2019.
(3) The utilization of restructuring provision includes items transferred to accrued expenses. The EUR 60 million remained in accrued expenses at 31 December 2025.

11. COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS

EUR million	31 December 2025	31 December 2024
Contingent liabilities on behalf of group companies		
Guarantees issued by financial institutions		
Commercial guarantees	943	964
Non-commercial guarantees	431	498
Corporate guarantees		
Commercial guarantees	275	263
Non-commercial guarantees	37	33
Financing commitments		
Customer finance commitments	7	11
Investment commitments	221	306

The amounts in the table above represent the maximum principal amount of commitments and contingencies, and these amounts do not reflect management's expected outcomes.

Litigations and proceedings

Significant changes to information about litigation and proceedings presented in Nokia's annual consolidated financial statements for 2024:

Amazon

In 2023, Nokia commenced patent infringement proceedings against Amazon in several countries in relation to patents covering video-related technologies implemented in Amazon's services and devices. In March 2025, Nokia announced it had signed a patent agreement with Amazon. The agreement resolves all pending patent litigation between the parties.

12. SUBSEQUENT EVENTS

Non-adjusting events

Nokia to operate with two primary operating segments

Nokia announced on 19 November 2025, together with its new strategy, that it will reorganize its business into two primary operating segments to better align to customer needs and accelerate innovation as the AI supercycle increases demand for advanced connectivity. This reorganization took effect as of 1 January 2026, and Nokia will report its segment financial information according to the new organizational structure beginning from Q1 2026.

The reorganization recognizes Network Infrastructure as a growth segment, positioned to capitalize on the rapid, global AI and data center build-out while continuing to innovate for its telecommunications customer base. The segment consists of three business units Optical Networks, IP Networks and Fixed Networks and is led by David Heard.

The new Mobile Infrastructure segment brings together Nokia's Core Networks portfolio, Radio Networks portfolio and Technology Standards (formerly Nokia Technologies). It is positioned for core and radio network technology and services leadership to lead the industry to AI-native networks and 6G. The new segment brings together a portfolio whose value creation is founded on mobile communication technologies based on 3GPP standards with a strong cash flow position underpinned by IP licensing. It is led by Justin Hotard on an interim basis and consists of three business units Core Software, Radio Networks and Technology Standards.

In addition, as part of its strategy work, Nokia identified several units which are not seen as core to the future of the company's strategy. These units were moved into a dedicated operating segment called Portfolio Businesses while the company assesses the best value creating opportunity for them. The units moved were: (i) Fixed Wireless Access CPE (previously in Fixed Networks in Network Infrastructure), (ii) Site Implementation and Outside Plant (previously in Fixed Networks in Network Infrastructure), (iii) Enterprise Campus Edge (previously in Cloud and Network Services), and (iv) Microwave Radio (previously in Mobile Networks).

29 January 2026 30

Alternative performance measures Certain financial measures presented in this interim report are not measures of financial performance, financial position or cash flows defined in IFRS, and therefore may not be directly comparable with financial measures used by other companies, including those in the same industry. The primary rationale for presenting these measures is that the management uses these measures in assessing the financial performance of Nokia and believes that these measures provide meaningful supplemental information on the underlying business performance. These financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. This section provides summarized information on the performance measures included in this interim report as well as reconciliations of the performance measures to the amounts presented in the financial statements. In the first quarter of 2025 Nokia introduced a new performance measure – constant currency and portfolio net sales growth – to complement information it provides on changes in its net sales on a reported and constant currency basis. This new measure provides information on net sales growth on a constant currency and portfolio basis i.e. after adjusting reported net sales for the effects of changes in foreign exchange rates, as well as for the impact of certain acquisitions and divestitures. Performance measure Definition Purpose Comparable measures Comparable measures exclude intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges, transaction and related costs, including integration costs, and certain other items affecting comparability. We believe that our comparable results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding certain items of income and expenses that may not be indicative of Nokia’s business operating results. Comparable operating profit is used also in determining management remuneration. Constant currency net sales growth / Net sales growth adjusted for currency fluctuations When net sales growth is reported on a constant currency basis / adjusted for currency fluctuations, the exchange rates used to translate amounts in local currencies to euro, our reporting currency, are the average actual periodic exchange rates for the comparative financial period. Therefore, the constant currency net sales growth / net sales growth adjusted for currency fluctuations exclude the effects of changes in exchange rates during the current period compared to euro. We provide additional information on net sales growth on a constant currency basis / adjusted for currency fluctuations in order to better reflect the underlying business performance. Constant currency and portfolio net sales growth When net sales growth is reported on a constant currency and portfolio basis, net sales in local currencies are translated to euro using the average exchange rates for the comparative financial period. Additionally, certain specific acquisitions or disposals are treated as if they had occurred at the beginning of the comparative financial period. As a result, constant currency and portfolio net sales growth excludes the effects of changes in exchange rates during the current period and is adjusted for the impact of portfolio changes by including net sales from certain specific acquisitions and excluding net sales from certain specific divestitures from the beginning of the comparative period. We provide additional information on net sales growth on a constant currency and portfolio basis in order to better reflect the underlying business performance when reported net sales have changed not only due to changes in foreign exchange rates but also as a result of acquisitions or disposals. Total cash and interest-bearing financial investments ("Total cash") Total cash and interest-bearing financial investments consist of cash and cash equivalents and current interest-bearing financial investments and non-current interest-bearing financial investments. Total cash and interest-bearing financial investments is used to indicate funds available to Nokia to run its current and invest in future business activities as well as provide return for security holders. Net cash and interest-bearing financial investments ("Net cash") Net cash and interest-bearing financial investments equals total cash and interest-bearing financial investments less long-term and short-term interest-bearing liabilities. Lease liabilities are not included in interest-bearing liabilities. Net cash and interest-bearing financial investments is used to indicate Nokia's liquidity position after cash required to settle the interest-bearing liabilities. Free cash flow Net cash flows from operating activities – purchases of property, plant and equipment and intangible assets (capital expenditure). Free cash flow is the cash that Nokia generates after investments in property, plant and equipment and intangible assets, and we believe it provides meaningful supplemental information as it represents the cash available to service and repay interest-bearing financial liabilities, including lease liabilities, make investments to grow business and distribute funds to shareholders. It is a measure of cash generation, working capital efficiency and capital discipline of the business. Adjusted free cash flow Cash flows from operations – purchases of property, plant and equipment and intangible assets (capital expenditure). Adjusted free cash flow is an additional measure of cash generation, working capital efficiency and capital discipline used by management and investors to evaluate cash generation capacity of each of the business groups individually. Adjusted free cash flow is intended as a measure of business group performance and is calculated as the free cash flow but excluding interest received, interest paid, and income taxes paid, items that are related to the group structure and which cannot be allocated to the business groups in a meaningful way. This measure is not intended to be used to analyze the overall group performance. Capital expenditure Purchases of property, plant and equipment and intangible assets (excluding assets acquired under business combinations). We use capital expenditure to describe investments in profit generating activities in the future. Recurring/One-time measures Recurring measures, such as recurring net sales, are based on revenues that are likely to continue in the future. Recurring measures exclude e.g. the impact of catch-up net sales relating to prior periods. One-time measures, such as one-time net sales, reflect the revenues that are not likely to continue in the future. We use recurring/one-time measures to improve comparability between financial periods. Adjusted profit/(loss) Adjusted profit/(loss) equals the cash from operations before changes in net working capital subtotal in the consolidated statement of cash flows. We use adjusted profit/(loss) to provide a structured presentation when describing the cash flows. Restructuring and associated charges, liabilities and cash outflows Charges, liabilities and cash outflows related to activities that either meet the strict definition of restructuring under IFRS or are closely associated with such activities. We use restructuring and associated charges, liabilities and cash outflows to measure the progress of our integration and transformation activities. 29 January 2026 31

Comparable to reported reconciliation

Q4'25 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit	Financial income and expenses	Income tax expense	Profit from continuing operations
Comparable	**6 130**	**(3 182)**	**(1 250)**	**(685)**	**45**	**1 058**	**39**	**(219)**	**882**
Restructuring and associated charges	—	(115)	(86)	(97)	(1)	**(299)**	—	60	**(239)**
Amortization and depreciation of acquired intangible assets and property, plant and equipment	—	(1)	(25)	(88)	—	**(115)**	—	28	**(87)**
Provision for contractual claims	—	(66)	—	—	—	**(66)**	—	16	**(49)**
Loss on defined benefit plan amendment	—	(9)	(11)	(4)	—	**(24)**	—	6	**(18)**
Transaction and related costs, including integration costs	—	—	(4)	(4)	(2)	**(10)**	—	2	**(8)**
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(5)	—	—	—	—	**(5)**	—	1	**(4)**
Impairment and write-off of assets, net of reversals	—	2	4	(1)	—	**4**	—	(1)	**3**
Disposal of businesses	—	—	(2)	(1)	—	**(3)**	—	1	**(2)**
Change in financial liability to acquire NSB non-controlling interest	—	—	—	—	—	**—**	16	—	**16**
Operating model and legal entity integration	—	—	—	—	—	**—**	—	24	**24**
Changes in the recognition of deferred tax assets	—	—	—	—	—	**—**	—	17	**17**
Items affecting comparability	(5)	(189)	(125)	(195)	(2)	**(518)**	16	154	**(348)**
Reported	**6 125**	**(3 371)**	**(1 375)**	**(880)**	**43**	**540**	**55**	**(65)**	**534**

Q4'24 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit	Financial income and expenses	Income tax expense	Profit from continuing operations
Comparable	**5 983**	**(3 158)**	**(1 129)**	**(633)**	**23**	**1 086**	**117**	**(227)**	**977**
Restructuring and associated charges	—	(63)	2	(55)	(6)	**(121)**	—	23	**(98)**
Amortization of acquired intangible assets	—	—	(5)	(74)	—	**(79)**	—	20	**(59)**
Transaction and related costs	—	—	—	(22)	—	**(22)**	—	—	**(22)**
Impairment and write-off of assets, net of reversals	—	(2)	(4)	(1)	—	**(6)**	—	1	**(5)**
Divestment of associates	—	—	—	—	4	**4**	—	—	**4**
Fair value changes of current equity investments	—	—	—	—	—	**—**	(30)	—	**(30)**
Change in financial liability to acquire NSB non-controlling interest	—	—	—	—	—	**—**	(1)	—	**(1)**
Changes in the recognition of deferred tax assets	—	—	—	—	—	**—**	—	(20)	**(20)**
Items affecting comparability	—	(65)	(7)	(151)	(2)	**(225)**	(32)	25	**(231)**
Reported	**5 983**	**(3 223)**	**(1 136)**	**(784)**	**21**	**861**	**85**	**(202)**	**746**

29 January 2026 32

Q1-Q4'25 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit	Financial income and expenses	Income tax expense	Profit from continuing operations
Comparable	**19 904**	**(10 930)**	**(4 614)**	**(2 485)**	**149**	**2 024**	**83**	**(531)**	**1 595**
Restructuring and associated charges	—	(148)	(137)	(191)	(2)	**(478)**	—	95	**(382)**
Amortization and depreciation of acquired intangible assets and property, plant and equipment	—	(5)	(81)	(358)	—	**(444)**	—	107	**(338)**
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(15)	(73)	—	—	—	**(88)**	—	21	**(67)**
Provision for contractual claims	—	(66)	—	—	—	**(66)**	—	16	**(49)**
Transaction and related costs, including integration costs	—	(1)	(11)	(33)	11	**(33)**	—	2	**(31)**
Loss on defined benefit plan amendment	—	(9)	(11)	(4)	—	**(24)**	—	6	**(18)**
Disposal of businesses	—	—	(2)	(1)	(4)	**(6)**	3	6	**3**
Impairment and write-off of assets, net of reversals	—	1	2	(3)	—	**—**	—	—	**—**
Change in financial liability to acquire NSB non-controlling interest	—	—	—	—	—	**—**	(49)	—	**(49)**
Change in fair value of Infinera convertible notes	—	—	—	—	—	**—**	(23)	—	**(23)**
Fair value changes of current equity investments	—	—	—	—	—	**—**	(3)	—	**(3)**
Deferred tax expense due to tax rate changes	—	—	—	—	—	**—**	—	(41)	**(41)**
Operating model and legal entity integration	—	—	—	—	—	**—**	—	24	**24**
Changes in the recognition of deferred tax assets	—	—	—	—	—	**—**	—	17	**17**
Items affecting comparability	(15)	(300)	(241)	(588)	5	**(1 139)**	(72)	254	**(957)**
Reported	**19 889**	**(11 230)**	**(4 855)**	**(3 073)**	**154**	**885**	**11**	**(277)**	**638**

Q1-Q4'24 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit	Financial income and expenses	Income tax expense	Profit from continuing operations
Comparable	**19 220**	**(10 176)**	**(4 298)**	**(2 405)**	**243**	**2 584**	**187**	**(602)**	**2 175**
Restructuring and associated charges	—	(155)	(135)	(144)	(10)	**(445)**	—	87	**(357)**
Amortization of acquired intangible assets	—	—	(20)	(294)	—	**(314)**	—	74	**(240)**
Divestment of associates	—	—	—	—	190	**190**	—	(3)	**187**
Impairment and write-off of assets, net of reversals	—	(25)	(58)	(6)	—	**(89)**	—	21	**(69)**
Disposal of businesses	—	—	—	—	67	**67**	17	(21)	**62**
Transaction and related costs	—	—	(1)	(22)	—	**(23)**	—	—	**(23)**
Fair value changes of current equity investments	—	—	—	—	—	**—**	(79)	—	**(79)**
Fair value changes of legacy IPR fund	—	—	—	—	—	**—**	(5)	1	**(4)**
Change in financial liability to acquire NSB non-controlling interest	—	—	—	—	—	**—**	(5)	—	**(5)**
Changes in the recognition of deferred tax assets	—	—	—	—	—	**—**	—	63	**63**
Items affecting comparability	—	(180)	(214)	(467)	247	**(614)**	(74)	222	**(464)**
Reported	**19 220**	**(10 356)**	**(4 512)**	**(2 872)**	**490**	**1 970**	**114**	**(380)**	**1 711**

29 January 2026 33

Reconciliation of constant currency and portfolio net sales growth to reported net sales growth

Below tables show the reconciliation between constant currency and portfolio net sales growth and reported net sales growth. Portfolio changes include the acquisition of Infinera which was completed in Q1'25 and divestment of Device Management and Service Management Platform businesses which was closed in Q2'24.

Net sales growth by segment

	Q4'25 year-on-year change				Q1-Q4'25 year-on-year change			
	Constant currency and portfolio change	Foreign exchange impact	Portfolio changes	YoY change	Constant currency and portfolio change	Foreign exchange impact	Portfolio changes	YoY change
Nokia Group	3%	(7)%	6%	2%	2%	(4)%	6%	4%
Network Infrastructure	7%	(8)%	20%	19%	9%	(4)%	18%	23%
Optical Networks	17%	(8)%	79%	88%	14%	(5)%	76%	85%
IP Networks	3%	(8)%	0%	(5)%	5%	(5)%	0%	0%
Fixed Networks	0%	(7)%	0%	(7)%	7%	(4)%	0%	3%
Mobile Networks	6%	(8)%	0%	(2)%	0%	(4)%	0%	(4)%
Cloud and Network Services	(4)%	(7)%	0%	(11)%	6%	(5)%	0%	1%
Nokia Technologies	(14)%	(3)%	0%	(17)%	(21)%	(1)%	0%	(22)%
Group Common and Other	0%	0%	0%	0%	(50)%	0%	0%	(50)%

Group net sales growth by region

	Q4'25 year-on-year change				Q1-Q4'25 year-on-year change			
	Constant currency and portfolio change	Foreign exchange impact	Portfolio changes	YoY change	Constant currency and portfolio change	Foreign exchange impact	Portfolio changes	YoY change
Americas	**3%**	**(9)%**	**13%**	**7%**	**5%**	**(5)%**	**11%**	**11%**
Latin America	(13)%	(7)%	5%	(15)%	(13)%	(6)%	7%	(12)%
North America	5%	(9)%	14%	10%	8%	(5)%	12%	15%
APAC	**0%**	**(9)%**	**3%**	**(6)%**	**5%**	**(6)%**	**3%**	**2%**
Greater China	(21)%	(5)%	0%	(26)%	(17)%	(3)%	1%	(19)%
India	(7)%	(10)%	2%	(15)%	17%	(7)%	2%	12%
Rest of APAC	14%	(10)%	5%	9%	10%	(6)%	3%	7%
EMEA	**5%**	**(4)%**	**3%**	**4%**	**(2)%**	**(2)%**	**2%**	**(2)%**
Europe	0%	(2)%	2%	0%	(5)%	(1)%	3%	(3)%
Middle East & Africa	22%	(9)%	2%	15%	6%	(5)%	2%	3%

Segment net sales growth by region

	Q4'25 year-on-year change				Q1-Q4'25 year-on-year change			
	Constant currency and portfolio change	Foreign exchange impact	Portfolio changes	YoY change	Constant currency and portfolio change	Foreign exchange impact	Portfolio changes	YoY change
Network Infrastructure								
Americas	13%	(10)%	34%	37%	12%	(6)%	29%	35%
APAC	(16)%	(7)%	7%	(16)%	13%	(5)%	8%	16%
EMEA	14%	(4)%	10%	20%	3%	(2)%	11%	12%
Mobile Networks								
Americas	(4)%	(7)%	0%	(11)%	(4)%	(5)%	0%	(9)%
APAC	9%	(10)%	0%	(1)%	1%	(6)%	0%	(5)%
EMEA	10%	(5)%	0%	5%	2%	(2)%	0%	0%
Cloud and Network Services								
Americas	(12)%	(8)%	0%	(20)%	4%	(6)%	(1)%	(3)%
APAC	5%	(9)%	0%	(4)%	9%	(6)%	(1)%	2%
EMEA	1%	(2)%	0%	(1)%	6%	(1)%	(1)%	4%

Net sales growth by customer type

	Q4'25 year-on-year change				Q1-Q4'25 year-on-year change			
	Constant currency and portfolio change	Foreign exchange impact	Portfolio changes	YoY change	Constant currency and portfolio change	Foreign exchange impact	Portfolio changes	YoY change
Communications service providers (CSP)	2%	(7)%	3%	(2)%	2%	(4)%	4%	2%
Enterprise	22%	(8)%	33%	47%	19%	(4)%	27%	42%
Licensees	(14)%	(3)%	0%	(17)%	(21)%	(2)%	1%	(22)%

29 January 2026 34

Net cash and interest-bearing financial investments

EUR million	31 December 2025	30 September 2025	30 June 2025	31 March 2025	31 December 2024
Non-current interest-bearing financial investments	368	390	418	440	457
Current interest-bearing financial investments	961	773	755	1 174	1 661
Cash and cash equivalents	5 462	4 892	4 797	5 543	6 623
Total cash and interest-bearing financial investments	6 791	6 055	5 970	7 157	8 741
Long-term interest-bearing liabilities[1]	2 329	2 343	2 342	2 287	2 918
Short-term interest-bearing liabilities[1]	1 084	711	749	1 882	969
Total interest-bearing liabilities	3 413	3 054	3 091	4 169	3 887
Net cash and interest-bearing financial investments	**3 378**	**3 001**	**2 879**	**2 988**	**4 854**

(1) Lease liabilities are not included in interest-bearing liabilities.

Free cash flow

EUR million	Q4'25	Q4'24	Q1-Q4'25	Q1-Q4'24
Net cash flows from operating activities	373	209	2 071	2 493
Purchase of property, plant and equipment and intangible assets	(147)	(158)	(606)	(472)
Free cash flow	**226**	**51**	**1 465**	**2 021**

Adjusted free cash flow

EUR million	Q4'25	Q4'24	Q1-Q4'25	Q1-Q4'24
Network Infrastructure - Continuing operations	(20)	218	460	433
Network Infrastructure - Discontinued operations[1]	—	171	—	137
Mobile Networks	58	(239)	549	1 535
Cloud and Network Services	64	(50)	331	13
Nokia Technologies	242	173	1 049	868
Group Common and Other[2]	2	(190)	(481)	(586)
Adjusted free cash flow	**346**	**83**	**1 908**	**2 400**

(1) 2024 comprises Submarine Networks business.
(2) 2025 consists mainly of cash flows from operations related to corporate-level and centrally managed activities. 2024 consists mainly of cash flows from operations related to corporate-level and centrally managed activities and to Radio Frequency Systems.

Reconciliation of the adjusted free cash flow to group free cash flow

EUR million	Q4'25	Q4'24	Q1-Q4'25	Q1-Q4'24
Cash flows from operations	493	241	2 516	2 872
Purchase of property, plant and equipment and intangible assets	(147)	(158)	(606)	(472)
Adjusted free cash flow	**346**	**83**	**1 910**	**2 400**
Interest received	25	58	163	226
Interest paid	(44)	(50)	(212)	(263)
Income taxes paid, net	(101)	(40)	(396)	(342)
Free cash flow	**226**	**51**	**1 465**	**2 021**

29 January 2026 35

This financial report was approved by the Board of Directors on 29 January 2026. Media and Investor Contacts: Communications, tel. +358 10 448 4900 email: press.services@nokia.com Investor Relations, tel. +358 931 580 507 email: investor.relations@nokia.com • Nokia plans to publish its "Nokia in 2025" annual report, which includes the review by the Board of Directors and the audited annual accounts, during the week starting on 2 March 2026. • Nokia's Annual General Meeting 2026 is planned to be held on 9 April 2026. • Nokia plans to publish its first quarter 2026 results on 23 April 2026. • Nokia plans to publish its second quarter and half year 2026 results on 23 July 2026. • Nokia plans to publish its third quarter and January-September 2026 results on 22 October 2026. 29 January 2026 36

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2026		Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Vice President, Corporate Legal